Hain Celestial is . . .

2008 ANNUAL REPORT



THE HAIN CELESTIAL GROUP


IODIZED SEA SALT
Ground Flaxseed
PITA CHIPS
alba
RAW ALMOND BUTTER
Multi-Grain
AVALON ORGANICS
Young Turkey
NEW
ORGANIC
Imagine
HARVEST CORN
Fish Oil
HOLLYWOOD
DeBoles
Spirals
ORGANIC
Yves
Meatless Ground
WESTSOY
TOFU
TURBINADO SUGAR
Multigrain
Organic
BLACK
ORGANIC
Rosetto
Stuffing
MAYONNAISE
COUSCOUS
OLIVE OIL
RICE DREAM
NOW Organic!
Enriched
BLUE CHIPS
Cinnamon Apple Spice
ALMOND DREAM
UNSWEETENED
ORIGINAL
Enriched
15% FREE

Hain Celestial is... providing natural and organic products that consumers love.

COMPANY PROFILE

The Hain Celestial Group, headquartered in Melville, N.Y., is a leading natural and organic products company in North America and Europe. Hain Celestial is a leader across many natural food and personal care categories, with well-known brands that include: Celestial Seasonings®, Terra®, Garden of Eatin'®, Health Valley®, WestSoy®, Earth's Best®, Arrowhead Mills®, MaraNatha®, SunSpire®, DeBoles®, Hain Pure Foods®, FreeBird™, Plainville Farms®, Hollywood®, Spectrum Naturals®, Spectrum Essentials®, Walnut Acres Organic®, Westbrae Natural®, Imagine®, Rice Dream®, Soy Dream®, Rosetto®, Ethnic Gourmet®, Casbah®, Nile Spice®, Yves Veggie Cuisine®, Granose®, Realeat®, Linda McCartney®, Daily Bread™, Grans Noirs®, Lima®, Natumi®, JASON®, Zia® Natural Skincare, Avalon Organics®, Alba Botanica®, Queen Helene®, Tushies® and TenderCare®. The Company's principal specialty product lines include Estee® sugar-free products and Alba® non-fat dry milk and flavored shakes. Hain Celestial has been providing A Healthy Way of Life™ since 1993. The Hain Celestial Group common stock trades on The NASDAQ® Global Select Market under symbol HAIN.

For more information, please visit the Company's web site at www.hain-celestial.com.

. . . People Driven We capitalize on the talents of our dedicated people to drive our business and geographic expansion.

Innovative We introduce innovative products that produce solid sales every year, including a record $1 billion in fiscal year 2008.

Strategic We execute growth strategies aimed at creating long-term shareholder value.

Financially Strong We generate strong cash flow and maintain a strong balance sheet to fuel our growth.



In spite of an exceptionally tough operating environment, fiscal year 2008 was a time of financial growth and solid performance. It was also a period in which the Company made marked progress toward fulfilling our mission of becoming the leading marketer, manufacturer and seller of natural and organic products.


THE HAIN CELESTIAL GROUP

IRWIN D. SIMON
President, Chief Executive Officer and Chairman of the Board

During the fiscal year, Hain Celestial

- Passed the $1 billion sales milestone;
- Delivered double-digit growth in sales and adjusted earnings;
- Acquired several brands in fast-growing categories that strengthened its portfolio and enabled it to expand in—or enter—new product categories and distribution channels;
- Continued to satisfy consumer demand by introducing more than 50 new and innovative products that garnered consumer acceptance and generated sales that surpassed the industry average for new products;
- Boosted productivity and drove new efficiencies in all business units, including a Stock Keeping Unit rationalization and reorganization principally in Personal Care;
- Strengthened its commitment to corporate social responsibility by continuing to foster a culture of environmental accountability.

These operating achievements and others led to significant industry recognition for the Company, including being selected as one of "2008's Best Green Companies for America's Children" by *Working Mother* magazine, receiving a "Best Green Companies Award 2008" by *The Sunday Times* of London and being named as one of the "Top 100 Beauty Companies Worldwide" by *Women's Wear Daily*.

How did Hain Celestial deliver record performance in such challenging times? More importantly, how will the Company sustain this strong performance in the future? Irwin D. Simon, Hain Celestial's President, Chief Executive Officer and Chairman of the Board, recently set out to respond to these questions and provide answers aimed at assisting its shareholders and customers in understanding exactly what Hain Celestial is all about.


More than
3,000
products
RICE DREAM
NOW Organic!
ORIGINAL
Enriched

Hain Celestial is... able to overcome a tough economic environment to build long-term shareholder value.


Selected as one
of 2008's Best
Green Companies
for America's
Children

Q

Hain Celestial performed at record levels in fiscal year 2008 in spite of an extremely challenging global economy, rising commodity prices and inflationary pressures. What are the secrets to the Company's success?

I believe that Hain Celestial is well positioned to perform in virtually every economic cycle. We have proven operating and financial strategies and an effective management team to execute them. We have a portfolio of brands that are well-regarded by consumers in a sector of the market that's been growing steadily. Our commitment to stringent quality standards allows us to produce healthful products that can be marketed cost efficiently across a broad array of distribution channels that have grown and expanded every year. We are nimble enough to implement price increases, as needed, and productivity initiatives that have mitigated short-term economic pressures. Our balance sheet is strong, and we have stringent internal guidelines for acquisitions that require our transactions to measure up. Last but not least, we have dedicated employees around the world, many of whom are shareholders, which means that their interests are directly aligned with those of our investors. These factors and others helped us to deliver growth in fiscal year 2008, in spite of the external environmental conditions. They also positioned us advantageously for future growth.

Q

Hain Celestial delivered record sales in fiscal year 2008. That's a milestone of which you must be very proud.

You're right. In fiscal year 2008, we delivered $1 billion in sales, and we had more than 3,000 products and over 40 brands in the Hain Celestial family, including Grocery and Snack brands such as Celestial Seasonings®, Earth's Best®, Terra®, Rice Dream® and Garden of Eatin'®, and Personal Care brands such as Alba Botanica®, Avalon Organics® and JASON®, to name a few. Compare that with fiscal year 1998, when we delivered just $174 million in sales. You can see how far we've come—and how far we still can go.


Over
$1 billion
in sales


Our grocery, snacks and tea products sell for an average price of
$3.99
in the United States

Q

Are you concerned in the current economy that consumers may migrate back to conventional products and more traditional consumer packaged goods?

Consumers are deeply loyal to our brands, and they've demonstrated that they're willing to pay a little more for products that are better for them. Our grocery, snacks and tea products sell for an average price of $3.99 in the United States and a 10% to 15% premium over conventional products.

So we're not talking about luxury foods—we're talking about consumer staples. People today want to be healthy; these are folks who work out vigorously to remain fit. They're better informed about what's on product labels, they know they have to eat right to remain healthy, and they're staying home more often than ever to eat.

We reported record sales in a year when fuel and commodity prices hit all-time highs. We believe that's a resounding endorsement of the strength of our brands, the priority that consumers place on our healthful products, and the "staying power" that our products have in consumers' budgets.


2008
2007
2006
2005
2004
2003


Red Zinger


Chlorine Free Diapers

▷ OUR INTEGRATED APPROACH HAS ENABLED US TO TRANSFORM LITTLE-KNOWN BRANDS INTO MAJOR SUCCESS STORIES.

We delivered growth in sales, in spite of extremely challenging external economic conditions.

Q

Do you see the growth trend in natural and organic products continuing?

I do. The natural and organic sector has gone mainstream, as evidenced by our Earth's Best® brand being sold in the baby food aisle, next to conventional products. People tend to buy brands they know and trust; they are rejecting the ingredients they see on many traditional product labels. They are also much more aware of the benefits of soy, for example, and they are increasingly concerned about allergens, so we're seeing rising demand for our lactose-free and gluten-free products.

In my view, consumer interest in all-natural, all-organic, fresh foods; nutrient-rich frozen foods; anti-oxidant functional foods; and personal care products is going to increase significantly over time. It's our job to meet that rising demand with the products they seek, while maintaining the right balance between price and value.


WESTSOY
firm
TOFU
Imagine
TOMATO
gluten free
Café



Hain Celestial is... innovative, introducing more than 50 new products in fiscal year 2008.


Linda McCartney

Q

You've expanded the Company through a combination of internal and external growth. What is Hain Celestial's acquisition strategy, and what value does the Company add to the businesses it acquires?

Our acquisition strategy is simple, yet highly disciplined. We acquire market-leading brands in fast-growing categories that complement our existing brands, product lines and categories—or open new distribution channels for us. During fiscal year 2008, we capitalized on that strategy by making several key acquisitions in the United States and the United Kingdom. We then add value to those acquisitions by integrating the brands under our centralized management team, applying our marketing expertise to energize the brands, and harnessing our innovative skills to improve taste and extend the product lines into different categories. We also apply pricing and cost disciplines to build margins and drive sales through our distribution channels, including grocers, supermarkets, mass-marketers and specialty retailer customers. Our integrated approach has enabled us to transform little-known brands into major success stories like Celestial Seasonings®, Earth's Best® and Terra®.

Q

Personal Care is growing in importance at Hain Celestial. Where does it fit at a company that has principally been engaged in the manufacturing and distribution of food products?

Consumer demand for all-natural personal care products has experienced double-digit growth over the last few years, driven by the same factors that are boosting demand for healthful foods. Consumers are seeking to live healthy lifestyles in every aspect—what they put on their bodies, as well as what they put


Yves
Veggie Ground Round
Sans-viande hachée original
340 g

HAIN CELESTIAL CANADA IS THE OFFICIAL SUPPLIER OF NATURAL AND ORGANIC PACKAGED GROCERY PRODUCTS FOR THE 2010 OLYMPIC WINTER GAMES.

Consumers are increasingly aware of the benefits of natural and organic products, and their demand is driving our top-line growth.


A Healthy Way of Life™


Avalon Organics
Nourishing Shampoo
Consumer demand for all-natural personal care products has experienced double-digit growth over the last few years

in them. These lifestyle choices are translating into increased consumption, higher sales and steady growth in various distribution channels for these products, including JASON®, Avalon® and Alba®. In fact, Personal Care contributed 10% of sales in fiscal year 2008 on higher-than-average margins for us, and we're very enthusiastic about this category for the future.

Q

Why is innovation so important at Hain Celestial?

Innovation is the lifeblood of any company, and it's the growth engine for Hain Celestial. We must stay aware of shifting consumer demands in terms of the nutritional quality and taste of foods, the environmental impact of packaging and the intricacies of the price/value relationship. We achieve this through a sharp focus on innovation and our corporate culture clearly reflects this emphasis.

Q

At a time when so many companies are experiencing financial difficulties, how was Hain Celestial's balance sheet at the close of fiscal year 2008?

Our balance sheet is very strong, with $246.7 million in working capital and a current ratio of 2.7 at the close of fiscal year 2008. We have access to the capital we need to grow. Debt as a percentage of equity was 42%, with equity at $742.8 million at the close of fiscal year 2008.


Consumers are deeply loyal to our brands

Hain Celestial is... cultivating a corporate culture that fosters innovation and creativity.

We manage our short-term input costs by continuously improving our productivity, controlling expenses and taking strategic pricing actions. We believe that these measures and others will enable us to succeed in the year ahead and position the Company for future growth.


Quality
Value
Health

Q

What do you view as the primary challenges ahead?

The challenges we face are not significantly different than those we have faced in the past. We need to grow our distribution worldwide to enable more consumers to lead healthier lives. We must continue to build our brands to represent good quality and value, while maintaining our 10% to 15% price premium. We need to drive productivity and efficiencies, while still advertising our products cost effectively. And we must continue to innovate.

We are well equipped to meet these challenges. Our brands are steadily gaining strength, our distribution channels are growing and our product range is well diversified. Consumers are increasingly aware of the benefits of natural and organic products, and their demand is driving strong top-line growth. We have a solid infrastructure with management disciplines in place that enable us to effectively integrate our acquisitions and drive internal growth. Certainly, we would like to see commodity costs decrease, and we're experiencing some of this already. In the meantime, we manage our short-term input costs by continuously improving our productivity, controlling expenses and taking strategic pricing actions. We believe that these measures and others will enable us to succeed in the year ahead and position the Company for future growth.


NEW!
WESTSOY
longevity
Plain

HAIN CELESTIAL PROVIDES PRODUCTS FOR ALL PHASES OF LIFE.

Hain Celestial is… operating in a socially responsible and sustainable way.

Financial Results . . .

THE HAIN CELESTIAL GROUP

Fiscal 2008 Financial Highlights

(Dollars in thousands, except per share amounts)	2006[1]	2007[2]	2008[3]
Net Sales	$738,557	$900,432	$1,056,371
Operating income	69,195	86,055	102,966
Net income	38,891	47,532	58,659
Net income per share—diluted	$ 1.00	$ 1.16	$ 1.40
Capital expenditures	$ 14,479	$ 11,411	$ 19,811
Depreciation and amortization	12,549	15,692	19,980
Property, plant and equipment, net	119,830	114,901	159,089
Working capital	$172,933	$198,524	$ 246,726
Long-term debt	151,229	215,446	308,220
Stockholders' equity	618,092	696,956	742,811
Average shares outstanding	38,912	41,108	41,765
Current Ratio	3.0	2.7	2.7
Debt/equity	24.5%	30.9%	41.5%
Stockholders' equity per share	$ 15.96	$ 17.41	$ 18.50

NET SALES
(dollars in millions)



1,200
1,100
1,000
900
800
700
600
500
400
300
200
100
0
$738.6
$900.4
$1,056
2006
2007
2008

OPERATING INCOME
(dollars in millions)



120
110
100
90
80
70
60
50
40
30
20
10
0
$69.2
$86.0
$103.0
2006[1]
2007[2]
2008[3]

NET INCOME
(dollars in millions)



70
60
50
40
30
20
10
0
$38.9
$47.5
$58.7
2006[1]
2007[2]
2008[3]

(1) Operating results adjusted to exclude the effects of $7.5 million ($5.4 million net of tax), or $.13 per share, of start-up and integration costs in the United Kingdom; $10.8 million ($6.9 million net of tax), or $.16 per share of SKU rationalization and other reorganization costs; $5.8 million ($3.5 million net of tax), or $.08 per share of professional fees related to the review of the Company's stock option practices; $2.1 million ($2.9 million net of tax), or $.07 per share, of stock-based compensation expense. Net income also adjusted to exclude the gain on the sale of a joint venture interest of $1.2 million, net of tax, or $.03 per share.

(2) Operating results adjusted to exclude the effects of $1.7 million ($1.1 million net of tax), or $.03 per share, of start-up costs at the Company's West Chester frozen foods facility and $0.3 million ($0.2 million net of tax), of professional fees related to the review of the Company's stock option practices. Net income also adjusted to exclude a gain on the sale of Biomarché of $1.2 million, net of tax, or $.03 per share.

(3) Operating results adjusted to exclude the effects of $3.2 million ($2.0 million net of tax), or $.05 per share, of stock-base compensation and $0.9 million ($0.6 million net of tax), or $.02 per share, for the completion of the 2005 SKU rationalization program.

(4) See Consolidated Financial Statements beginning on Page 26.

Management's Discussion and Analysis of Financial Condition and Results of Operations

GENERAL

We manufacture, market, distribute and sell natural, organic, specialty and snack food products and natural personal care products under brand names which are sold as "better-for-you" products. We are a leader in many of the top natural food and personal care products categories. Our products are sold primarily to specialty and natural food distributors and are marketed to supermarkets, natural food stores, and other retail classes of trade including mass-market retailers, drug store chains, food service channels and club stores. We manufacture internationally and our products are sold in more than 50 countries. Our brand names are well recognized in the various market categories they serve. We have acquired numerous brands since our formation and we will seek future growth through internal expansion as well as the acquisition of complementary brands. We consider the acquisition of natural and organic food and personal care products companies and product lines as an integral part of our business strategy. We believe that by integrating our various brands, we will achieve economies of scale and enhanced market penetration. Our business strategy is to integrate all of our brands under one management team and employ a uniform marketing, sales and distribution program. We capitalize on our brand equity and the distribution achieved through each of our acquisitions with strategic introductions of new products that complement existing lines to enhance revenues and margins.

Our consolidated net sales increased 17.3% in fiscal 2008 compared to the year earlier period as a result of growth in our existing brands and the impact of acquisitions. During the three fiscal years ended June 30, 2008, we made a number of acquisitions, which expanded our product offerings in fast growing categories and complemented our existing brands:

- We acquired Avalon Natural Products, Inc., with its Avalon Organics and Alba Botanica brand of personal care products, nSpired Natural Foods, Inc., with its MaraNatha natural and organic nut butters and SunSpire natural and organic chocolate products and Spectrum Organic Products, Inc., a leading manufacturer and marketer of natural and organic culinary oils, vinegars, condiments and butter substitutes under the Spectrum Naturals brand and nutritional supplements under the Spectrum Essentials brand.
- We expanded the scope of our European operations with the acquisitions of the fresh prepared food business based in Luton, England from the H.J. Heinz Company, L.P., the Linda McCartney brand (under license) frozen meat-free business based in the United Kingdom and Daily Bread, Ltd., a London-based producer of branded fresh prepared foods for the foodservice channel in the United Kingdom.
- We entered the specialty poultry business with the formation of Hain Pure Protein Corporation, a 50.1%-owned subsidiary. Hain Pure Protein has since acquired the natural, organic and antibiotic-free chicken business of College Hill Poultry; the assets and business of Plainville Turkey Farm, Inc., a leading supplier of natural and antibiotic-free whole turkeys and deli turkey products and a turkey production facility and distribution center in New Oxford, Pennsylvania.

All of our acquisitions have been accounted for as purchases. Consequently, their operations are included in our results of operations from the respective dates of acquisition.

In August 2007, we sold our interest in a joint venture in Belgium that manufactured and sold rice cakes. In September 2007, we sold our minority interest in Halo, Purely for Pets, Inc., which we had acquired in fiscal 2006. In August 2006, we sold our Biomarché operations, a Belgium-based provider of fresh organic fruits and vegetables, which we acquired in fiscal 2002.

CRITICAL ACCOUNTING POLICIES

Our financial statements are prepared in accordance with accounting principles generally accepted in the United States. Our significant accounting policies are described in Note 2 to the consolidated financial statements. The policies below have been identified as the critical accounting policies we use which require us to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and amounts of income and expenses during the reporting periods presented. We believe in the quality and reasonableness of our critical accounting policies; however, it is possible that materially different amounts would be reported under different conditions or using assumptions different from those that we have consistently applied. Our critical accounting policies are as follows, including our methodology for estimates made and assumptions used:

REVENUE RECOGNITION AND SALES INCENTIVES

Sales are recognized when the earnings process is complete, which occurs when products are shipped in accordance with terms of agreements, title and risk of loss transfer to customers, collection is probable and pricing is fixed or determinable. Sales are reported net of sales incentives, which include trade discounts and promotions and certain coupon costs. Shipping and handling costs billed to customers are included in reported sales. Allowances for cash discounts are recorded in the period in which the related sale is recognized.

VALUATION OF ACCOUNTS AND CHARGEBACKS RECEIVABLE

We perform ongoing credit evaluations on existing and new customers daily. We apply reserves for delinquent or uncollectible trade receivables based on a specific identification methodology and also apply a general reserve based on the experience we have with our trade receivables aging categories. Credit losses have been within our expectations in recent years. While one of our customers represented approximately 13% of our trade receivable balance at June 30, 2008, we believe there was no credit exposure at that time.

Based on cash collection history and other statistical analysis, we estimate the amount of unauthorized deductions that our customers have taken to be repaid and collectible in the near future in the form of a chargeback receivable. While our estimate of this receivable balance could be different had we used different assumptions and judgments, historically our cash collections of this type of receivable have been within our expectations and no significant write-offs have occurred during the most recent three fiscal years.

There can be no assurance that we would have the same experience with our receivables during different economic conditions, or with changes in business conditions, such as consolidation within the food industry and/or a change in the way we market and sell our products.

INVENTORY

Our inventory is valued at the lower of actual cost or market, utilizing the first-in, first-out method. We provide write-downs for finished goods expected to become non-saleable due to age and specifically identify and provide for slow moving or obsolete raw ingredients and packaging.

PROPERTY, PLANT AND EQUIPMENT

Our property, plant and equipment is carried at cost and depreciated or amortized on a straight-line basis over the lesser of the estimated useful lives or lease life, whichever is shorter. We believe the asset lives assigned to our property, plant and equipment are within the ranges/guidelines generally used in food manufacturing and distribution businesses. Our manufacturing plants and distribution centers, and their related assets, are periodically reviewed to determine if any impairment exists by analyzing underlying cash flow projections.

At this time, we believe no impairment exists on the carrying value of such assets. Ordinary repairs and maintenance are expensed as incurred.

ACCOUNTING FOR ACQUISITIONS

Part of our growth strategy has included the acquisition of numerous businesses. The purchase price of these acquisitions has been determined after due diligence of the acquired business, market research, strategic planning, and the forecasting of expected future results and synergies. Estimated future results and expected synergies are subject to revisions as we integrate each acquisition and attempt to leverage resources.

Our acquisitions have been accounted for using the purchase method of accounting as defined under SFAS No. 141, "Business Combinations." We estimated the fair values of the assets acquired in each acquisition as of the date of acquisition and these estimates are subject to adjustment. These estimates are subject to final assessments of the fair value of property, plant and equipment, intangible assets, operating leases and deferred income taxes. We complete these assessments as soon as practical. We are not aware of any information that would indicate that the final purchase price allocations for acquisitions completed in fiscal 2008 would differ meaningfully from preliminary estimates. See Note 6 to the Notes to Consolidated Financial Statements.

In connection with some of our acquisitions, we have undertaken certain restructurings of the acquired businesses to realize efficiencies and potential cost savings. Our restructuring activities include the elimination of duplicate facilities, reductions in staffing levels, and other costs associated with exiting certain activities of the businesses we acquire. The estimated cost of these restructuring activities are included as costs of the acquisition and, as such, affect the ultimate recording of goodwill consistent with the guidance of Emerging Issues Task Force ("EITF") Issue No. 95-3, "Recognition of Liabilities in Connection with a Purchase Business Combination."

It is typical for us to rationalize the product lines of businesses acquired within the first year or two after an acquisition. These rationalizations often include elimination of portions of the product lines acquired, the reformulation of recipes and formulas used to produce the products, and the elimination of customers that do not meet our credit standards. In certain instances, it is necessary to change co-packers used to produce the products. Each of these activities soon after an acquisition may have the effect of reducing sales to a level lower than that of the business acquired and operated prior to our acquisition. As a result, pro forma information regarding sales cannot and should not be construed as representative of our growth rates.

STOCK-BASED COMPENSATION

We provide compensation benefits in the form of stock options and restricted stock to employees and non-employee directors under several stock-based plans. We account for stock-based awards in accordance with the provisions of SFAS No. 123(R), "Share-Based Payment." SFAS No. 123(R) requires that share-based compensation be measured at fair value at the date of grant and expensed in the consolidated statement of income over the requisite service period. The fair value of stock option awards is estimated on the date of grant using the Black-Scholes option pricing model and is recognized in expense over the vesting period of the options using the straight-line method. The Black-Scholes option pricing model requires various assumptions, including the expected volatility of our stock, the expected term of the option, the risk-free interest rate and the expected dividend yield. Expected volatility is based on historical volatility of our common stock. The risk-free rate for the expected term of the option is based on the U.S. Treasury yield curve in effect at the time of grant. The fair value of restricted stock awards is equal to the market value of the Company's common stock on the date of grant and is recognized in expense over the vesting period using the straight-line method.

SFAS No. 123(R) also requires that we recognize compensation expense for only that portion of stock-based awards that are expected to vest. We utilize historical employee termination behavior to determine our estimated forfeiture rates. If the actual forfeitures differ from those estimated by management, adjustments to compensation expense will be made in future periods.

SEGMENTS

SFAS No. 131 defines an operating segment as that component of an enterprise (i) that engages in business activities from which it may earn revenues and incur expenses, (ii) whose operating results are regularly reviewed by the enterprise's chief operating decision maker ("CODM") to make decisions about resources to be allocated to the segment and assess its performance, and (iii) for which discrete financial information is available. SFAS No. 142 defines a reporting unit as an operating segment or one level below an operating segment if the component constitutes a business for which discrete financial information is available and segment management regularly reviews the operating results of that component. The Company has determined that it operates in one segment, the sale of natural and organic products, including food, beverage and personal care products, and further that such single segment includes six reporting units in the annual test of Goodwill for impairment. Characteristics of the Company's operations which are relied on in making these determinations include the similarities apparent in the Company's products in the natural and organic consumer markets, the commonality of the Company's customers across brands, the Company's unified marketing strategy, and the nature of the financial information used by the CODM, described below, other than information on sales and direct product costs, by brand. The Company's six reporting units are Grocery (including snacks); Tea; Personal Care; Protein; Canada; and Europe. The Company has further determined that its Chairman of the Board and Chief Executive Officer is the Company's CODM as defined in SFAS No. 131, and is also the manager of the Company's single segment. In making decisions about resource allocation and performance assessment, the Company's CODM focuses on sales performance by brand using internally generated sales data as well as externally developed market consumption data acquired from independent sources, and further reviews certain data regarding standard costs and standard gross margins by brand. In making these decisions, the CODM receives and reviews certain Company consolidated quarterly and year-to-date information; however, the CODM does not receive or review any discrete financial information by geographic location, business unit, subsidiary, division or brand. The CODM reviews and approves capital spending on a Company consolidated basis rather than at any lower unit level. The Company's Board of Directors receives the same quarterly and year-to-date information as the Company's CODM.

INTANGIBLES

Goodwill is no longer amortized and the value of an identifiable intangible asset is amortized over its useful life unless the asset is determined to have an indefinite useful life. The carrying value of goodwill, which is allocated to the Company's six reporting units, and other intangible assets with indefinite useful lives are tested annually for impairment.

The identification and measurement of goodwill impairment involves the estimation of the fair value of reporting units. The estimates of fair value of our reporting units are based on the best information available as of the date of the assessment, and include the use of management projections, estimates and assumptions as to the future performance and expected cash flows of the operations. Future cash flows can be affected by changes in industry or market conditions, the rate and extent to which anticipated synergies or cost savings are realized with newly acquired entities and other factors.

RECENT ACCOUNTING PRONOUNCEMENTS

In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements" ("SFAS No. 157"). SFAS No. 157 defines fair value, establishes a framework for measuring fair value and expands disclosure of fair value measurements. SFAS No. 157 applies under other accounting pronouncements that require or permit fair value measurements and accordingly, does not require any new fair value measurements. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007. We have not yet assessed the impact, if any, that the implementation of SFAS No. 157 will have on our consolidated results of operations or financial condition.

In February 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities" ("SFAS No. 159"). SFAS No. 159 allows companies to choose to measure certain financial instruments and certain other items at fair value. The statement requires that unrealized gains and losses are reported in earnings for items measured using the fair value option and establishes presentation and disclosure requirements. SFAS No. 159 is effective July 1, 2008 for the Company. We have not yet assessed the impact, if any, SFAS No. 159 may have on our consolidated financial statements.

In December 2007, the FASB issued SFAS No. 141(R), "Business Combinations" ("SFAS No. 141(R)"). SFAS No. 141(R) replaces SFAS No. 141, "Business Combinations," however, it retains the basic requirements of SFAS No. 141 that the acquisition method of accounting (previously referred to as the purchase method) be used for all business combinations. SFAS No. 141(R) requires the acquiring entity in a business combination to recognize the identifiable assets acquired, liabilities assumed and any noncontrolling interest in the business acquired at their acquisition-date fair values and generally requires acquisition-related costs to be expensed as incurred. SFAS No. 141(R) also provides guidance for recognizing and measuring the goodwill acquired in a business combination and determines what information to disclose to enable users of the financial statements to evaluate the nature and financial effects of the business combination. The provisions of SFAS No. 141(R) must be applied prospectively and are effective for the Company's fiscal year ending June 30, 2010 for all business combinations occurring on or after July 1, 2009. We have not yet assessed the impact that the implementation of SFAS No. 141(R) will have on our consolidated results of operations or financial condition.

In December 2007, the FASB also issued SFAS No. 160, "Noncontrolling Interests in Consolidated Financial Statements, an Amendment of ARB No. 51" ("SFAS No. 160"). SFAS No. 160 establishes new accounting and reporting standards for a noncontrolling interest in a subsidiary, which is sometimes referred to as minority interest, and for the deconsolidation of a subsidiary. Among other requirements, SFAS No. 160 establishes accounting and reporting standards that require noncontrolling interests to be reported as a separate component of equity in the consolidated financial statements, changes in a parent's ownership interest while the parent retains its controlling interest be accounted for as equity transactions and that consolidated net income include the amounts attributable to both the parent and the noncontrolling interest, with disclosure of those amounts on the face of the consolidated statement of income. SFAS No. 160 is effective beginning in the Company's fiscal year ending June 30, 2010 and must be applied prospectively, except for the presentation and disclosure requirements, which will be applied retrospectively for all periods presented. We have not yet assessed the impact that the implementation of SFAS No. 160 will have on our consolidated results of operations or financial condition.

RESULTS OF OPERATIONS

FISCAL 2008 COMPARED TO FISCAL 2007

NET SALES

Net sales for the year ended June 30, 2008 were $1.056 billion, an increase of $155.9 million, or 17.3%, over net sales of $900.4 million for the year ended June 30, 2007.

Net sales of our grocery brands increased 15.5% to $534.0 million, as a result of strong performance from our Earth's Best, Arrowhead Mills, Imagine Soup and Rice Dream and Spectrum brands, successful new product introductions and the inclusion of sales of the MaraNatha and SunSpire brands acquired in March 2008. Sales of our snacks brands increased 3.4% to $99.8 million, led by increased sales of our Garden of Eatin' and Terra brands. Net sales of our Celestial Seasonings tea brand increased modestly to $93.1 million despite sluggish consumption and a highly competitive environment for shelf space. Net sales of our personal care brands increased almost 25% in fiscal 2008 to $117.2 million. Sales growth of our Alba and Avalon brands have accelerated since we acquired them at the beginning of the third quarter of fiscal 2007, as we have successfully expanded the distribution of these brands into additional channels.

Sales by our Hain Pure Protein unit increased to $90.6 million, from $34.7 million in 2007, as we expanded our product offerings with the acquisition of Plainville Turkey Farms in early fiscal 2008. In March 2008, we significantly increased our capacity to process turkeys with the acquisition of Pilgrim's Pride's New Oxford, PA processing operations.

Sales of our products in the United States increased 21.8% to $824.1 million in fiscal 2008 from $676.5 million in the prior year.

Sales of our brands in Canada increased 17.1%, as we recorded sales growth for almost all of our brands. We saw strong sales growth in our snacks, tea, soups and our Spectrum brands. Sales in Europe increased 8.5%, to $180.2 million, including sales in the fourth quarter from our newly-acquired Daily Bread brand.

GROSS PROFIT

Gross profit for the year ended June 30, 2008 was $284.3 million, an increase of $22.9 million, or 8.8%, from last year's gross profit of $261.4 million. Gross profit in fiscal 2008 was 26.9% of net sales compared to 29.0% of net sales for 2007.

The decrease in gross profit percentage resulted from a number of factors, including $6.9 million, or 70 basis points, of charges recorded in connection with our SKU rationalization program. Increased sales of lower margin poultry products from our expanded Hain Pure Protein unit impacted our gross margin by approximately 60 basis points. Lower relative contribution from our Celestial Seasonings tea brand, approximately $7.5 million of start-up costs incurred associated with a new production line at our Fakenham, England frozen foods facility and higher ingredient and packaging costs, increasing health care costs, as well as higher energy, logistics and other transportation costs also impacted our gross profit unfavorably. We implemented price increases across all of our operating units which, together with ongoing cost savings initiatives, partially offset these cost increases.

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

Selling, general and administrative expenses increased by $30.1 million, or 17.0%, to $207.6 million in 2008 from $177.5 million in 2007. Selling, general and administrative expenses as a percentage of net sales were 19.6% in fiscal 2008 as compared to 19.7% in fiscal 2007.

Selling, general and administrative expenses have increased as a result of costs brought on with the acquisitions we made in fiscal 2008 and 2007, including increased amortization expense on purchased intangibles. Selling, general and administrative expense in fiscal 2008 includes $2.1 million of equity compensation expense recorded in accordance with SFAS No. 123R. We recorded $3.9 million of charges related to our SKU rationalization and reorganization activities during fiscal 2008. We also incurred $5.8 million of additional professional fees related to the review of our stock option practices and defense of the related derivative lawsuits during the year ended June 30, 2008.

OPERATING INCOME

Operating income was $76.8 million in 2008 compared to $84.0 million in 2007. Operating income as a percentage of net sales was 7.3% in 2008 compared to 9.3% in 2007. The decrease in operating income was primarily a result of the SKU rationalization charges, the professional fees incurred in connection with our stock options review and litigation and the equity compensation expenses recognized.

INTEREST AND OTHER EXPENSES, NET

Interest and other expenses, net were $11.3 million for the year ended June 30, 2008 compared to $6.9 million for fiscal 2007.

Interest expense in fiscal 2008 was approximately $13.8 million and was partially offset by interest income earned of $1.7 million. Interest expense totaled $11.3 million in 2007 and was partially offset by $2.5 million of interest income earned. Our interest expense was primarily related to the $150 million of 5.98% senior notes we issued in the fourth quarter of fiscal 2006 and borrowings under our revolving credit facility. We realized approximately $2.3 million of foreign currency gains during fiscal 2008. We recognized a gain of approximately $2.0 million in the first quarter of fiscal 2008 on the sale of an equity interest in a joint venture which manufactures rice cakes in Belgium. At the end of August 2006 we sold Biomarché, our Belgium-based provider of fresh organic fruits and vegetables, and recognized a gain on the disposal of approximately $3.4 million, net of a $3.3 million charge for goodwill allocated to that component of the reporting unit.

INCOME BEFORE INCOME TAXES

Income before income taxes in 2008 amounted to $65.4 million compared to $77.1 million in 2007. The decrease is attributable to the aforementioned decrease in operating income and the increase in interest and other expenses, net.

INCOME TAXES

The provision for income taxes includes Federal, foreign, state and local income taxes. Our income tax expense was $24.2 million in fiscal 2008 compared to $29.6 million in 2007. Our effective tax rate was 37.0% in 2008 compared to 38.4% in 2007.

The effective rate differs from statutory rates due to the effect of state and local taxes, tax rates in foreign jurisdictions and certain nondeductible expenses. Our effective tax rate will change from year to year based on factors including, but not limited to, the geographical mix of earnings, enacted tax legislation and tax audit settlements. Our effective tax rate in 2008 decreased as a result of the mix of the Company's income in foreign jurisdictions and a higher utilization of available foreign tax credits. Our effective tax rate in 2007 included the unfavorable impact of the $3.3 million of nondeductible goodwill expensed in connection with the sale of Biomarché.

NET INCOME

Net income in 2008 was $41.2 million, or $0.99 per diluted share, compared to $47.5 million, or $1.16 per diluted share in 2007. The decrease was attributable to the aforementioned decrease in income before income taxes.

FISCAL 2007 COMPARED TO FISCAL 2006

NET SALES

Net sales for the year ended June 30, 2007 were $900.4 million, an increase of $161.8 million, or 21.9%, over net sales of $738.6 million for the year ended June 30, 2006. Sales of grocery and snacks increased with the strong performance of our Earth's Best, Garden of Eatin', Arrowhead Mills, Health Valley and Spectrum brands and from successful new product introductions. Net sales of our Celestial Seasonings tea brand were down principally as a result of continued warmer than normal temperatures in North America and lower consumption of green tea. Sales of our personal care brands increased as a result of strong growth from our Jason brand, sales of the brands we acquired from Para Laboratories in the third quarter of 2006 and the inclusion of sales of our Avalon and Alba brands, acquired during the third quarter of fiscal 2007. Sales for our brands in Canada were flat, with increased sales of our refrigerated and frozen products offset by decreased sales of tea. Sales in Europe increased primarily as a result of the inclusion of our United Kingdom operations, acquired during the fourth quarter of fiscal 2006 and the second quarter of fiscal 2007.

GROSS PROFIT

Gross profit for the year ended June 30, 2007 was $261.4 million, an increase of $48.1 million, or 22.5%, from last year's gross profit of $213.4 million. Gross profit in fiscal 2007 was 29.0% of net sales compared to 28.9% of net sales for 2006. The increase in gross profit percentage was principally the result of the addition of higher margin personal care products from our recently acquired Avalon and Alba brands, partially offset by approximately $1.7 million of start-up costs incurred in the first half of the year associated with a new production line at our West Chester frozen foods facility, lower relative contribution from our Celestial Seasonings tea brand and the inclusion of our United Kingdom operations which were acquired after the third quarter of fiscal 2006, for a full year. In the United Kingdom, we continued to co-pack for the previous owner at one of the facilities under an agreement allowing for a minimal margin. Our gross margin generated in the United Kingdom was depressed even though the arrangement helped absorb what otherwise would be unabsorbed overhead. The effect on our gross profit percentage for the year ended June 30, 2007 was a 100 basis point reduction from the lower margins in the United Kingdom. Gross margin in 2006 included $0.9 million, or 0.1%, of charges for our 2005 SKU rationalization program. Our gross margin performance has also been negatively impacted by the increasing costs of petroleum, ingredients, health care and other input costs. We have offset these increasing costs with the successful implementation of price increases for selected products we sell, and with a sharper focus on operating efficiencies, including the positive effects of our 2005 SKU rationalization program.

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

Selling, general and administrative expenses increased by $29.2 million, or 19.7%, to $177.5 million in 2007 from $148.3 million in 2006. Selling, general and administrative expenses increased primarily as a result of costs associated with the businesses we acquired in fiscal 2007 and 2006. In addition, we had increased amortization expense on purchased intangibles related to our recent acquisitions and increased professional fees during the year ended June 30, 2007. Selling, general and administrative expenses in fiscal 2006 included a $3.2 million expense for stock option compensation under SFAS No. 123(R). Selling, general and administrative expenses as a percentage of net sales declined to 19.7% in fiscal 2007 as compared to 20.1% in fiscal 2006, primarily as a result of the reduction in stock option compensation expense.

OPERATING INCOME

Operating income was $84.0 million in 2007 compared to $65.1 million in 2006. Operating income as a percentage of net sales was 9.3% in 2007 compared to 8.8% in 2006. The increase in operating income was a result of our increased net sales and gross profit.

INTEREST AND OTHER EXPENSES, NET

Interest and other expenses, net were $6.9 million for the year ended June 30, 2007 compared to $5.9 million for fiscal 2006. Interest expense totaled $11.3 million in 2007, which was primarily related to the $150 million of 5.98% senior notes we issued in the fourth quarter of last fiscal year and borrowings we made early in the third quarter of fiscal 2007 under our revolving credit facility to partially fund the acquisition of Avalon Natural Products, Inc. The interest expense was partially offset by $2.5 million of interest income earned. Interest expense in fiscal 2006 was approximately $6.5 million and was partially offset by interest income earned of $0.9 million. In the first quarter of fiscal 2007, we sold Biomarché, our Belgium-based provider of fresh organic fruits and vegetables and recognized a gain on the disposal of approximately $3.4 million, net of a $3.3 million write-off of allocated goodwill.

INCOME BEFORE INCOME TAXES

Income before income taxes in 2007 amounted to $77.1 million compared to $59.1 million in 2006. The increase was attributable to the aforementioned increase in operating income offset by the increase in interest and other expenses, net.

INCOME TAX EXPENSE

Our income tax expense was $29.6 million in fiscal 2007 compared to $22.8 million in 2006. Our effective tax rate was 38.4% in 2007 compared to 38.5% in 2006. Our effective tax rate in 2007 included the unfavorable impact of the $3.3 million of nondeductible goodwill expensed in connection with the sale of Biomarché.

NET INCOME

Net income in 2007 was $47.5 million, or $1.16 per diluted share, compared to $36.4 million, or $0.93 per diluted share in 2006. The increase was attributable to the aforementioned increase in income before income taxes, and for per share amounts, offset by a 5.6% increase in the number of weighted average shares outstanding used in the computation.

LIQUIDITY AND CAPITAL RESOURCES

We finance our operations and growth primarily with the cash flows we generate from our operations and from both long-term fixed-rate borrowings and borrowings available to us under our Credit Facility.

Our working capital was $246.7 million at June 30, 2008, an increase of $48.2 million from $198.5 million at the end of fiscal 2007. This was due principally to a $46.6 million increase in inventories, a $23.5 million increase in accounts receivable and an $8.9 million increase in other current assets, offset by a $28.8 million increase in accounts payable and other current liabilities and a decrease of $2.0 million in cash. The increases in our accounts receivable, inventories and accounts payable were partially attributable to the recent acquisitions we made. Our inventories also increased as a result of higher levels of ingredient inventory carried for our Earth's Best brand and the increases in the costs of ingredients. Accounts receivable also increased as a result of our higher sales volume. Our days' sales in receivables improved to 41 days compared to 43 days in the year-ago period.

Our cash balance decreased $2.0 million during the year ended June 30, 2008 to $58.5 million as of June 30, 2008. We maintain our cash and cash equivalents primarily in money market funds or their equivalent. As of June 30, 2008, all of our investments mature in less than three months. Accordingly, we do not believe that our investments have significant exposure to interest rate risk. Cash provided by (used in) operating, investing and financing activities is summarized below.

Years ended June 30,	2008	2007	2006
Cash flows provided by (used in):			
Operating activities	$ 24,486	$ 66,431	$ 54,166
Investing activities	(116,092)	(139,708)	(100,559)
Financing activities	91,925	83,608	70,996
Exchange rate changes	(2,324)	1,312	133
Net increase (decrease) in cash	$ (2,005)	$ 11,643	$ 24,736

Net cash provided by operating activities was $24.5 million for the year ended June 30, 2008, compared to $66.4 million provided in fiscal 2007 and $54.2 million provided in fiscal 2006. The decrease in cash provided by operating activities in 2008 resulted from the decrease in our net income and other non-cash items and the increases in our operating assets, as described above. The increase in cash provided by operations in 2007 compared to 2006 resulted from the increase in our net income and other non-cash items, such as depreciation and amortization.

We used $116.1 million of cash in investing activities in fiscal 2008, principally for acquisitions and capital additions. We acquired Daily Bread Ltd., the turkey processing facility of Pilgrim's Pride, nSpired Natural Foods, Inc., Tendercare International, Inc. and the assets and business of Plainville Turkey Farms during 2008, using a total of $102.2 million of cash. We used $19.8 million in cash for capital additions. These uses were partially offset by proceeds of dispositions totaling $3.0 million. We used $139.7 million of cash in investing activities in the year ended June 30, 2007. We used $137.8 million of cash in connection with the acquisitions of Avalon Natural Products, Inc. ("Avalon") in January 2007, the assets and business of Haldane Foods in the United Kingdom in December 2006 and the tofu and meat-alternative business of WhiteWave Foods Company in June 2007, $11.4 million for capital expenditures and $1.9 million for a loan to an affiliated joint venture (subsequently repaid in August 2007). This was partially offset by $8.2 million of proceeds from the sale of Biomarché, our Belgium-based provider of fresh organic fruits and vegetables, and $3.3 million of proceeds from the disposals of fixed assets. In the year ended June 30, 2006, we used $100.6 million of cash in investing activities, including $84.5 million for acquisitions and $14.5 million for the purchase of property, plant and equipment.

Net cash of $91.9 million was provided by financing activities for the year ended June 30, 2008, $83.6 million was provided for the year ended June 30, 2007 and $71.0 million was provided for the year ended June 30, 2006. During all three fiscal years, we incurred borrowings to fund acquisitions. During the year ended June 30, 2008, we borrowed $90.5 million under our Credit Facility and received proceeds of $2.4 million from the exercise of stock options. Treasury stock increased by 84,334 shares ($2.7 million) in the second quarter of fiscal 2008 as a result of stock surrendered to pay employee payroll withholding taxes in connection with stock-based compensation transactions. During fiscal 2007, we borrowed $75.0 million under our Credit Facility and received $18.4 million of proceeds from the exercise of stock options. During 2006, we received the proceeds of our $150.0 million of fixed rate senior notes and repaid $89.7 million of borrowings under the Credit Facility. In addition, during 2006 we received $15.1 million of proceeds from the exercise of stock options and we incurred $1.2 million of costs in connection with our new financing arrangements.

On May 2, 2006, we issued $150 million in aggregate principal amount of senior notes due May 2, 2016 in a private placement. The notes bear interest at 5.98%, payable semi-annually on November 2 and May 2. We also have a credit agreement which provides us with a $250 million revolving credit facility (the "Credit Facility") expiring in May 2011. The Credit Facility provides for an uncommitted $100 million accordion feature, under which the facility may be increased to $350 million. The Credit Facility and the senior notes are guaranteed by substantially all of our current and future direct and indirect domestic subsidiaries. Loans under the Credit Facility bear interest at a base rate (greater of the applicable prime rate or Federal Funds Rate plus an applicable margin) or, at our option, the reserve adjusted LIBOR rate plus an applicable margin. As of June 30, 2008 and June 30, 2007, $150.0 million was outstanding under the senior notes at an interest rate of 5.98%. As of June 30, 2008, there were $155.5 million of borrowings outstanding under the Credit Facility. We are required by the terms of the Credit Facility and the senior notes to comply with customary affirmative and negative covenants for facilities and notes of this nature.

Obligations for all debt instruments, capital and operating leases and other contractual obligations as of June 30, 2008 are as follows:

	Payments Due by Period				
	Total	Less than 1 year	1–3 years	3–5 years	There-after
Long-term debt obligations	$305,925	—	$155,925	—	$150,000
Capital lease obligations	2,517	$ 222	732	$ 1,424	139
Operating lease obligations	28,006	8,497	12,788	6,378	343
Purchase obligations	133,668	62,719	26,011	18,021	26,917
Other long-term liabilities	5,012	—	2,045	—	2,967
Total contractual obligations	$475,128	$71,438	$197,501	$25,823	$180,366

We believe that our cash on hand of $58.5 million at June 30, 2008, as well as projected cash flows from operations and availability under our Credit Facility are sufficient to fund our working capital needs in the ordinary course of business, anticipated fiscal 2009 capital expenditures of approximately $20 million, and the $8.7 million of debt and lease obligations described in the table above, during the 2009 fiscal year.

NOTE REGARDING FORWARD-LOOKING INFORMATION

Certain statements contained in this Annual Report constitute "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1934 (the "Securities Act") and Section 21E of the Securities Exchange Act of 1934 (the "Exchange Act"). Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, levels of activity, performance or achievements of the Company, or industry results, to be materially different from any future results, levels of activity, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, the following:

- general economic and business conditions;
- our ability to implement our business strategy;
- our ability to integrate acquisitions;
- our reliance on third party distributors, manufacturers, and suppliers;
- competition;
- changes in customer preferences;
- international sales and operations;

- availability and retention of key personnel;
- escalating fuel and commodity costs;
- the resolution of the SEC's inquiry and litigation regarding our stock option practices; and
- changes in or the failure to comply with government regulations.

As a result of the foregoing and other factors, no assurance can be given as to the future results, levels of activity and achievements and neither the Company nor any person assumes responsibility for the accuracy and completeness of these statements.

The Company's Annual Report on Form 10-K for the year ended June 30, 2008 includes a discussion of additional factors that could cause actual results to differ from expectations. The Company notes these factors as permitted by the Private Securities Litigation Reform Act of 1995.

SUPPLEMENTARY QUARTERLY FINANCIAL DATA:

Unaudited quarterly financial data (in thousands, except per share amounts) for fiscal 2008 and 2007 is summarized as follows:

	Three Months Ended			
	September 30, 2007	December 31, 2007	March 31, 2008	June 30, 2008
Net sales	$237,245	$276,233	$264,632	$278,261
Gross profit[a]	68,851	79,144	68,722	67,592
Operating income[b]	18,305	29,262	17,431	11,758
Income before income taxes[c]	17,346	24,950	13,903	9,246
Net income	10,820	15,582	8,315	6,504
Basic earnings per common share	$ 0.27	$ 0.39	$ 0.21	$ 0.16
Diluted earnings per common share	$ 0.26	$ 0.37	$ 0.20	$ 0.16

	Three Months Ended			
	September 30, 2006	December 31, 2006	March 31, 2007	June 30, 2007
Net sales	$209,895	$230,190	$238,027	$222,320
Gross profit[d]	58,830	69,871	70,738	61,991
Operating income	16,880	24,925	23,540	18,632
Income before income taxes[e]	15,060	23,171	20,248	18,613
Net income	8,739	14,213	12,390	12,140
Basic earnings per common share	$ 0.23	$ 0.36	$ 0.31	$ 0.30
Diluted earnings per common share	$ 0.22	$ 0.34	$ 0.30	$ 0.29

(a) Gross profit was negatively impacted by approximately $1.1 million ($0.7 million net of tax) for the three months ended September 30, 2007, $2.1 million ($1.3 million net of tax) for the three months ended December 31, 2007, $1.8 million ($1.1 million net of tax) for the three months ended March 31, 2008 and $2.5 million ($2.3 million net of tax) for the three months ended June 30, 2008 as a result of start-up and integration costs at our Fakenham, UK frozen foods factory. Gross profit was also negatively impacted by approximately $6.0 million ($3.7 million net of tax) for the three months ended March 31, 2008 and $0.9 million ($0.6 million net of tax) for the three months ended June 30, 2008 as a result of SKU rationalization and reorganization actions.

(b) Operating income was also negatively impacted by approximately $2.3 million ($1.4 million net of tax) for the three months ended September 30, 2007, $1.7 million ($1.1 million net of tax) for the three months ended December 31, 2007, $0.7 million ($0.4 million net of tax) for the three months ended March 31, 2008 and $1.1 million ($0.6 million net of tax) for the three months ended June 30, 2008 as a result of expenses incurred in connection with the review of the Company's stock option practices and defense of the related derivative lawsuits and $0.4 million ($0.3 million net of tax) for the three months ended September 30, 2007, $(0.1) million ($(0.1) million net of tax) for the three months ended December 31, 2007, $(0.5) million ($(0.3) million net of tax) for the three months ended March 31, 2008 and $2.3 million ($2.9 million net of tax) for the three months ended June 30, 2008 for stock compensation related expenses. Operating income was negatively impacted by approximately $2.5 million ($1.5 million net of tax) for the three months ended March 31, 2008 and $1.4 million ($0.8 million net of tax) for the three months ended June 30, 2008 as a result of SKU rationalization and reorganization actions.

(c) Income before income taxes includes a gain of $2.0 million ($1.2 million net of tax) in the three months ended September 30, 2007 on the disposal of the Company's investment in a rice cake manufacturing joint venture.

(d) Gross profit was negatively impacted by approximately $1.1 million ($0.7 million net of tax) for the three months ended September 30, 2006, and $0.6 million ($0.4 million net of tax) for the three months ended December 31, 2006, as the result of start-up costs associated with a new production line at the Company's West Chester, PA frozen foods facility.

(e) Income before income taxes includes a gain of $3.4 million ($1.2 million net of tax) in the three months ended September 30, 2006 on the disposal of Biomarché, a Belgium-based provider of fresh organic fruits and vegetables.

SEASONALITY

Our tea brand primarily manufactures and markets hot tea products and, as a result, its quarterly results of operations reflect seasonal trends resulting from increased demand for its hot tea products in the cooler months of the year. In addition, some of our other products (e.g., baking and cereal products and soups) also show stronger sales in the cooler months while our snack food and certain of our prepared food product lines are stronger in the warmer months. In years where there are warm winter seasons, our sales of cooler weather products, which typically increase in our second and third fiscal quarters, may be negatively impacted. Sales of our turkey products are strongest in the second quarter of our fiscal year, coinciding with seasonal holidays.

Quarterly fluctuations in our sales volume and operating results are due to a number of factors relating to our business, including the timing of trade promotions, advertising and consumer promotions and other factors, such as seasonality, inclement weather and unanticipated increases in labor, commodity, energy, insurance or other operating costs. The impact on sales volume and operating results due to the timing and extent of these factors can significantly impact our business. For these reasons, you should not rely on our quarterly operating results as indications of future performance.

IMPACT OF INFLATION

Inflation has caused increased ingredient, fuel, labor and benefits costs and in some cases has materially increased our operating expenses. For more information regarding ingredient costs, see "Quantitative and Qualitative Disclosures About Market Risk—Ingredient Inputs Price Risk," below. To the extent permitted by competition, we seek to recover increased costs through a combination of price increases, new product innovation and by implementing process efficiencies and cost reductions.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

MARKET RISK

The principal market risks (i.e., the risk of loss arising from adverse changes in market rates and prices) to which the Company is exposed are:

- interest rates on debt and cash equivalents,
- foreign exchange rates, generating translation and transaction gains and losses, and
- ingredient inputs.

INTEREST RATES

We centrally manage our debt and cash equivalents, considering investment opportunities and risks, tax consequences and overall financing strategies. Our cash equivalents consist primarily of commercial paper and obligations of U.S. Government agencies. As of June 30, 2008, we had $155.5 million of variable rate debt outstanding. Assuming current cash equivalents and variable rate borrowings, a hypothetical change in average interest rates of one percentage point would not have a material effect on our financial position, results of operations or cash flows over the next fiscal year.

FOREIGN OPERATIONS

Operating in international markets involves exposure to movements in currency exchange rates, which are volatile at times. The economic impact of currency exchange rate movements is complex because such changes are often linked to variability in real growth, inflation, interest rates, governmental actions and other factors. Consequently, isolating the effect of changes in currency does not incorporate these other important economic factors. These changes, if material, could cause adjustments to our financing and operating strategies. During fiscal 2008, approximately 22.9% of our net sales were generated from sales outside the United States, while such sales outside the United States were 24.9% of net sales in 2007 and 19.3% of net sales in 2006.

We expect sales from non-U.S. markets to possibly represent an increasing portion of our total net sales in the future. Our non-U.S. sales and operations are subject to risks inherent in conducting business abroad, many of which are outside our control, including:

- periodic economic downturns and unstable political environments;
- price and currency exchange controls;
- fluctuations in the relative values of currencies;
- unexpected changes in trading policies, regulatory requirements, tariffs and other barriers;
- compliance with applicable foreign laws; and
- difficulties in managing a global enterprise, including staffing, collecting accounts receivable and managing distributors.

INGREDIENT INPUTS PRICE RISK

The Company purchases ingredient inputs such as wheat, corn, soybeans, canola oil and fruit as well as packaging materials to be used in its operations. These inputs are subject to price fluctuations that may create price risk. We do not attempt to hedge against fluctuations in the prices of the ingredients by using future, forward, option or other derivative instruments. As a result, the majority of our future purchases of these items are subject to changes in price. We may enter into fixed purchase commitments in an attempt to secure an adequate supply of specific ingredients. These agreements are tied to specific market prices. Market risk is estimated as a hypothetical 10% increase or decrease in the weighted average cost of our primary inputs as of June 30, 2008. Based on our cost of goods sold during the twelve months ended June 30, 2008, such a change would have resulted in an increase or decrease to cost of sales of approximately $41 million. We attempt to offset the impact of input cost increases with a combination of cost savings initiatives and efficiencies and price increases to our customers.

Report of Independent Registered Public Accounting Firm

THE STOCKHOLDERS AND BOARD OF DIRECTORS OF
THE HAIN CELESTIAL GROUP, INC. AND SUBSIDIARIES

We have audited the accompanying consolidated balance sheets of The Hain Celestial Group, Inc. (the "Company") and Subsidiaries as of June 30, 2008 and 2007, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended June 30, 2008. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of The Hain Celestial Group, Inc. and Subsidiaries at June 30, 2008 and 2007, and the consolidated results of their operations and their cash flows for each of the three years in the period ended June 30, 2008, in conformity with U.S. generally accepted accounting principles.

As described in Note 5 to the consolidated financial statements, during the fourth quarter of 2007, the Company adopted Securities and Exchange Commission Staff Accounting Bulletin No. 108, *Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in the Current Year Financial Statements* ("SAB No. 108"). In accordance with the transition provisions of SAB No. 108, the Company recorded an adjustment to retained earnings effective July 1, 2006 for the correction of prior period misstatements.

As described in Note 2 to the consolidated financial statements, during the first quarter of 2008, the Company adopted Financial Accounting Standards Board Financial Interpretation No. 48, Accounting for Uncertainty in Income Taxes ("FIN No. 48"). In accordance with the provisions of FIN No. 48, the Company recorded an adjustment to retained earnings effective July 1, 2007.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of The Hain Celestial Group, Inc.'s internal control over financial reporting as of June 30, 2008, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated August 28, 2008 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

Melville, New York
August 28, 2008

Consolidated Balance Sheets

June 30, 2008 and 2007

(In thousands, except share amounts)

June 30	2008	2007
ASSETS		
Current assets:		
Cash and cash equivalents	$ 58,513	$ 60,518
Accounts receivable, less allowance for doubtful accounts of $2,068 and $2,371	118,867	95,405
Inventories	175,667	129,062
Recoverable income taxes, net	—	3,687
Deferred income taxes	12,512	8,069
Prepaid expenses and other current assets	27,482	19,263
Total current assets	393,041	316,004
Property, plant and equipment, net of accumulated depreciation and amortization of $79,743 and $62,803	159,089	114,901
Goodwill	550,238	509,336
Trademarks and other intangible assets, net of accumulated amortization of $12,913 and $10,036	136,861	96,342
Other assets	20,155	21,873
Total assets	$1,259,384	$1,058,456
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Accounts payable	$ 94,864	$ 70,510
Accrued expenses and other current liabilities	50,322	41,948
Income taxes payable	907	4,456
Current portion of long-term debt	222	566
Total current liabilities	146,315	117,480
Long-term debt, less current portion	308,220	215,446
Deferred income taxes	26,524	22,232
Other noncurrent liabilities	5,012	664
Total liabilities	486,071	355,822
Commitments and contingencies		
Minority interest	30,502	5,678
Stockholders' equity:		
Preferred stock—$.01 par value, authorized 5,000,000 shares, no shares issued	—	—
Common stock—$.01 par value, authorized 100,000,000 shares, issued 41,106,078 and 40,882,653 shares	411	409
Additional paid-in capital	488,650	487,750
Retained earnings	237,008	195,658
Foreign currency translation adjustment	32,215	25,884
	758,284	709,701
Less: 945,590 and 861,256 shares of treasury stock, at cost	(15,473)	(12,745)
Total stockholders' equity	742,811	696,956
Total liabilities and stockholders' equity	$1,259,384	$1,058,456

See notes to consolidated financial statements.

Consolidated Statements of Income

YEARS ENDED JUNE 30, 2008, 2007 AND 2006

(In thousands, except share amounts)

Year ended June 30	2008	2007	2006
Net sales	$1,056,371	$900,432	$738,557
Cost of sales	772,062	639,002	525,205
Gross profit	284,309	261,430	213,352
Selling, general and administrative expenses	207,553	177,453	148,295
Operating income	76,756	83,977	65,057
Interest and other expenses, net	11,311	6,885	5,911
Income before income taxes	65,445	77,092	59,146
Provision for income taxes	24,224	29,610	22,779
Net income	$ 41,221	$ 47,482	$ 36,367
Net income per share:			
Basic	$ 1.03	$ 1.21	$ 0.97
Diluted	$ 0.99	$ 1.16	$ 0.93
Weighted average common shares outstanding:			
Basic	40,077	39,315	37,643
Diluted	41,765	41,108	38,912

See notes to consolidated financial statements.

Consolidated Statements of Stockholders' Equity

THE HAIN CELESTIAL GROUP, INC. AND SUBSIDIARIES

Years ended June 30, 2008, 2007 and 2006

(In thousands, except per share and share data)

	Common Stock		Additional		Treasury Stock		Foreign Currency		
	Shares	Amount at $.01	Paid-In Capital	Retained Earnings	Share	Amount	Translation Adjustment	Total	Comprehensive Income
Balance at June 30, 2005	37,475,998	$375	$416,563	$116,965	861,256	$(12,745)	$10,048	$531,206	
Exercise of stock options	1,009,099	10	15,408					15,418	
Issuance of common stock	1,098,574	11	21,784					21,795	
Non-cash compensation charge			4,213					4,213	
Tax benefit from stock options			1,744					1,744	
Comprehensive income:									
Net income				36,367				36,367	$36,367
Translation adjustments							7,349	7,349	7,349
Total comprehensive income									$43,716
Balance at June 30, 2006	39,583,671	396	459,712	153,332	861,256	(12,745)	17,397	618,092	
Cumulative effect of adjustments from the adoption of SAB No. 108, net of taxes				(5,156)				(5,156)	
Adjusted balance at June 30, 2006	39,583,671	396	459,712	148,176	861,256	(12,745)	17,397	612,936	
Exercise of stock options	1,102,518	11	18,396					18,407	
Issuance of common stock	196,464	2	5,607					5,609	
Non-cash compensation charge			1,031					1,031	
Tax benefit from stock options			3,004					3,004	
Comprehensive income:									
Net income				47,482				47,482	$47,482
Translation adjustments							8,487	8,487	8,487
Total comprehensive income									$55,969
Balance at June 30, 2007	40,882,653	409	487,750	195,658	861,256	(12,745)	25,884	696,956	
Adoption of FIN No. 48				129				129	
Exercise of stock options	223,425	2	2,414					2,416	
Non-cash compensation charge			(1,871)					(1,871)	
Tax benefit from stock options			357					357	
Shares withheld for payment of employee payroll taxes due on shares issued under stock-based compensation plans					84,334	(2,728)		(2,728)	
Comprehensive income:									
Net income				41,221				41,221	$41,221
Translation adjustments							6,331	6,331	6,331
Total comprehensive income									$47,552
Balance at June 30, 2008	41,106,078	$411	$488,650	$237,008	945,590	$(15,473)	$32,215	$742,811	

See notes to consolidated financial statements.

Consolidated Statements of Cash Flows

Years ended June 30, 2008, 2007 and 2006
(In thousands)

Year ended June 30	2008	2007	2006
CASH FLOWS FROM OPERATING ACTIVITIES			
Net income	$ 41,221	$ 47,482	$ 36,367
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	19,980	15,692	12,549
Gain on dispositions	(2,003)	(3,401)	—
Deferred income taxes	3,496	10,877	5,048
Tax benefit of nonqualified stock options	357	4,276	2,269
Excess tax benefit of nonqualified stock options	—	(1,136)	(647)
Other non-cash items, net	2,277	1,167	1,175
Non-cash compensation	(1,871)	1,031	4,213
Increase (decrease) in cash attributable to changes in operating assets and liabilities, net of amounts applicable to acquired brands:			
Accounts receivable	(13,326)	(9,365)	(12,418)
Inventories	(31,335)	(9,793)	(9,841)
Other current assets	(5,766)	4,984	(2,311)
Other assets	(3,167)	(2,702)	769
Accounts payable and accrued expenses	12,942	9,014	10,432
Income taxes, net	1,681	(1,695)	6,561
Net cash provided by operating activities	24,486	66,431	54,166
CASH FLOWS FROM INVESTING ACTIVITIES			
Acquisitions of brands, net of cash acquired	(102,206)	(137,849)	(84,480)
Proceeds from dispositions	3,031	8,160	—
Purchases of property and equipment	(19,811)	(11,411)	(14,479)
Proceeds from disposals of property and equipment	869	3,303	—
(Loan to) repayment from affiliate	2,025	(1,911)	—
Equity investments	—	—	(1,600)
Net cash used in investing activities	(116,092)	(139,708)	(100,559)
CASH FLOWS FROM FINANCING ACTIVITIES			
Proceeds from senior notes	—	—	150,000
Proceeds (payments) from bank revolving credit facility, net	90,500	65,000	(89,700)
Repayments of other long-term debt, net	(631)	(907)	(3,854)
Costs in connection with bank financing	—	(28)	(1,201)
Shares withheld for payment of employee payroll taxes	(2,728)	—	—
Loan from minority interest shareholder	2,368	—	—
Proceeds from exercise of stock options, net of related expenses	2,416	18,407	15,104
Excess tax benefits from share-based compensation	—	1,136	647
Net cash provided by financing activities	91,925	83,608	70,996
Effect of exchange rate changes on cash	(2,324)	1,312	133
Net increase (decrease) in cash and cash equivalents	(2,005)	11,643	24,736
Cash and cash equivalents at beginning of year	60,518	48,875	24,139
Cash and cash equivalents at end of year	$ 58,513	$ 60,518	$ 48,875

See notes to consolidated financial statements.

Notes to Consolidated Financial Statements

1. BUSINESS

The Hain Celestial Group, Inc., a Delaware corporation, and its subsidiaries (collectively, the "Company," and herein referred to as "we," "us," and "our") manufacture, market, distribute and sell natural and organic food and personal care products under brand names which are sold as "better-for-you" products. We are a leader in many of the top natural food categories, with such well-known food brands as Celestial Seasonings®, Hain Pure Foods®, Westbrae Natural®, WestSoy®, Rice Dream®, Soy Dream®, Imagine®, Walnut Acres Organic®, Ethnic Gourmet®, Rosetto®, Little Bear Organic Foods®, Bearitos®, Arrowhead Mills®, MaraNatha®, SunSpire®, Health Valley®, Breadshop's®, Casbah®, Spectrum Naturals®, Spectrum Essentials®, Hollywood®, Garden of Eatin'®, Terra®, Harry's Premium Snacks®, Boston's The Best You've Ever Tasted®, Lima®, Grains Noirs®, Natumi®, Yves Veggie Cuisine®, DeBoles®, Earth's Best®, Nile Spice®, Linda McCartney® (under license), Daily Bread™, Realeat®, Granose®, and TofuTown®. The Company's principal specialty product lines include Estee® sugar-free products and Alba®. Our natural and organic personal care products are marketed under the Avalon Organics®, Alba Botanica®, JASON®, Zia®, Orjene®, Shaman Earthly Organics®, Heather's®, Queen Helene®, Batherapy®, Shower Therapy®, Footherapy®, Tushies® and TenderCare® brands. Our natural and organic antibiotic-free chicken is marketed under the FreeBird™ brand and our antibiotic-free turkey is marketed under the Plainville Farms® brand.

We operate in one business segment: the sale of natural and organic food and personal care products. During the three years ended June 30, 2008, approximately 47%, 46% and 47% of our revenues were derived from products that are manufactured within our own facilities with 53%, 54% and 53% produced by various co-packers. In fiscal 2008, 2007 and 2006, there was no co-packer who manufactured 10% or more of our products.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

In the Notes to Consolidated Financial Statements, all dollar amounts, except per share data, are in thousands unless otherwise indicated.

CONSOLIDATION POLICY

Our accompanying consolidated financial statements include the accounts of the Company and all of its wholly-owned and majority-owned subsidiaries. Intercompany accounts and transactions have been eliminated in consolidation. Investments in affiliated companies in which the company exercises significant influence, but which it does not control, are accounted for in the accompanying consolidated financial statements under the equity method of accounting. As such, consolidated net income includes the company's equity portion of current earnings or losses of such companies. Investments in which the company does not exercise significant influence (generally less than a 20 percent ownership interest) are accounted for under the cost method.

USE OF ESTIMATES

The financial statements are prepared in accordance with accounting principles generally accepted in the United States. The accounting principles we use require us to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and amounts of income and expenses during the reporting periods presented. We believe in the quality and reasonableness of our critical accounting policies; however, it is likely that materially different amounts would be reported under different conditions or using assumptions different from those that we have consistently applied.

CASH AND CASH EQUIVALENTS

The Company considers cash and cash equivalents to include cash in banks, commercial paper and deposits with financial institutions that can be liquidated without prior notice or penalty. The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents.

VALUATION OF ACCOUNTS AND CHARGEBACKS RECEIVABLE AND CONCENTRATION OF CREDIT RISK

We perform ongoing credit evaluations on existing and new customers daily. We apply reserves for delinquent or uncollectible trade receivables based on a specific identification methodology and also apply an additional reserve based on the experience we have with our trade receivables aging categories. Credit losses have been within our expectations in recent years. While one of our customers represented 13% of our trade receivables balance as of June 30, 2008 and 16% of our trade receivables balance as of June 30, 2007, we believe there is no credit exposure at this time.

Based on cash collection history and other statistical analysis, we estimate the amount of unauthorized deductions our customers have taken that we expect to be repaid in the near future in the form of a chargeback receivable. Our estimate of this receivable balance ($2.5 million at June 30, 2008 and $2.4 million at June 30, 2007) could be different had we used different assumptions and judgments.

During the year ended June 30, 2008, sales to one customer and its affiliates approximated 20% of net sales. In fiscal 2007 sales to one customer and its affiliates approximated 20% of net sales. In fiscal 2006, sales to one customer and its affiliates approximated 21% of net sales.

INVENTORY

Our inventory is valued at the lower of actual cost or market, utilizing the first-in, first-out method. We provide write-downs for finished goods expected to become non-saleable due to age and specifically identify and provide for slow moving or obsolete raw ingredients and packaging.

PROPERTY, PLANT AND EQUIPMENT

Our property, plant and equipment is carried at cost and depreciated or amortized on a straight-line basis over the estimated useful lives or lease life, whichever is shorter. We believe the asset lives assigned to our property, plant and equipment are within ranges generally used in consumer products manufacturing and distribution businesses. Our manufacturing plants and distribution centers, and their related assets, are periodically reviewed to determine if any impairment exists by analyzing underlying cash flow projections. At this time, we believe no impairment of the carrying value of such assets exists. Ordinary repairs and maintenance are expensed as incurred. We utilize the following ranges of asset lives:

Buildings and improvements	10–40 years
Machinery and equipment	3–20 years
Furniture and fixtures	3–15 years

Leasehold improvements are amortized over the shorter of the respective initial lease term or the estimated useful life of the assets, and generally range from 3 to 15 years.

INTANGIBLES

Goodwill is no longer amortized and the value of an identifiable intangible asset is amortized over its useful life unless the asset is determined to have an indefinite useful life. The carrying value of goodwill, which is allocated to reporting units, and other intangible assets with indefinite useful lives are tested annually for impairment.

REVENUE RECOGNITION AND SALES INCENTIVES

Sales are recognized when the earnings process is complete, which occurs when products are shipped in accordance with terms of agreements, title and risk of loss transfer to customers, collection is probable and pricing is fixed or determinable. Sales are reported net of sales incentives, which include trade discounts and promotions and certain coupon costs. Shipping and handling costs billed to customers are included in reported sales. Allowances for cash discounts are recorded in the period in which the related sale is recognized.

FOREIGN CURRENCY TRANSLATION

Financial statements of foreign subsidiaries are translated into U.S. dollars at current rates, except that revenues, costs and expenses are translated at average rates during each reporting period. Net exchange gains or losses resulting from the translation of foreign financial statements and the effect of exchange rate changes on intercompany transactions of a long-term investment nature are accumulated and credited or charged directly to a separate component of stockholders' equity and other comprehensive income.

RESEARCH AND DEVELOPMENT COSTS

Research and development costs are expensed as incurred and are included in selling, general and administrative expenses in the accompanying consolidated financial statements. Research and development costs amounted to $1.7 million in fiscal 2008, $1.5 million in fiscal 2007 and $1.2 million in fiscal year 2006. Our research and development expenditures do not include the expenditures on such activities undertaken by co-packers who develop numerous products on their own initiative with the expectation that we will accept their new product ideas and market them under our brands. These efforts by co-packers have resulted in a substantial number of our new product introductions. We are unable to estimate the amount of expenditures made by co-packers on research and development; however, we believe such activities and expenditures are important to our continuing ability to introduce new products.

ADVERTISING COSTS

Media advertising costs, which are included in selling, general and administrative expenses, amounted to $8.2 million in fiscal 2008, $7.5 million in fiscal 2007 and $5.4 million in fiscal year 2006. Such costs are expensed as incurred.

INCOME TAXES

We follow the liability method of accounting for income taxes. Under the liability method, deferred taxes are determined based on the differences between the financial statement and tax bases of assets and liabilities at enacted rates in effect in the years in which the differences are expected to reverse. Valuation allowances are provided for deferred tax assets to the extent it is more likely than not that deferred tax assets will not be recoverable against future taxable income.

We adopted FASB Financial Interpretation No. 48 ("FIN No. 48"), "Accounting for Uncertainty in Income Taxes," at the beginning of fiscal year 2008. As a result of the adoption of FIN No. 48, we recognize liabilities for uncertain tax positions based on the two-step process prescribed by the interpretation. The first step requires us to determine if the weight of available evidence indicates that the tax position has met the threshold for recognition; therefore, we must evaluate whether it is more likely than not that the position will be sustained on audit, including resolution of any related appeals or litigation processes. The second step requires us to measure the tax benefit of the tax position taken, or expected to be taken, in an income tax return as the largest amount that is more than 50% likely of being realized upon ultimate settlement. We reevaluate the uncertain tax positions each quarter based on factors including, but not limited to, changes in facts or circumstances, changes in tax law, effectively settled issues under audit, and new audit activity. Depending on the jurisdiction, such a change in recognition or measurement may result in the recognition of a tax benefit or an additional charge to the tax provision in the period. We record interest and penalties in our provision for income taxes.

SHIPPING AND HANDLING COSTS

We include the costs associated with shipping and handling of our inventory as a component of cost of sales.

FAIR VALUES OF FINANCIAL INSTRUMENTS

Financial instruments consist primarily of investments in cash and cash equivalents, trade accounts receivable, accounts payable and debt obligations. The Company estimates the fair value of financial instruments based on interest rates available to the Company and by comparison to quoted market prices. At June 30, 2008 and 2007, we had $25.0 million and $40.5 million invested in corporate money market securities, including commercial paper, repurchase agreements, variable rate instruments and bank instruments. These securities are classified as cash equivalents as their maturities when purchased are less than three months. At June 30, 2008 and 2007, the carrying amounts of cash and cash equivalents, accounts receivable, income taxes receivable and payable and accounts payable are considered to be representative of their respective fair values due to their short-term nature. The carrying amounts of the notes payable to banks are considered to be representative of their respective fair values as their interest rates are based on market rates. The estimated fair value of the Company's senior notes payable was approximately $150 million at June 30, 2008 and June 30, 2007.

STOCK-BASED COMPENSATION

The Company has employee and director stock-based compensation plans which are more fully described in Note 14. Effective July 1, 2005, the Company adopted Statement of Financial Accounting Standards No. 123(R) ("SFAS No. 123(R)"), "Share-Based Payment," to account for stock-based compensation, using the modified prospective transition method. Under that transition method, compensation cost is recognized for the vested portion of stock-based payments granted on or after July 1, 2005, based on the grant-date fair value estimated in accordance with the provisions of SFAS No. 123(R) and for all stock-based payments granted prior to, but not yet vested as of July 1, 2005, based on the grant-date fair value estimated in accordance with the original provisions of SFAS No. 123. Prior to the adoption of SFAS No. 123(R), the vesting of all outstanding options was accelerated during the year ended June 30, 2005. As a result, there is no compensation expense recognized in operating results during the years ended June 30, 2008, 2007 and 2006 for stock options granted prior to July 1, 2005.

The fair value of stock-based compensation awards is recognized in expense over the vesting period of the award, using the straight-line method. The fair value of employee stock options is determined on the date of grant using the Black-Scholes option pricing model. The Company has used historical volatility in its estimate of expected volatility. The expected life represents the period of time (in years) for which the options granted are expected to be outstanding. The Company used the simplified method for determining expected life as permitted in SEC Staff Accounting Bulletin 107 for options qualifying for such treatment ("plain-vanilla" options) due to the limited history the Company currently has with option exercise activity. The risk-free interest rate is based on the U.S. Treasury yield curve. Restricted stock awards are valued at the market value of our common stock on the date of grant and recognized in expense over the vesting period of the awards using the straight-line method.

SFAS No. 123(R) also requires that compensation expense be recognized for only that portion of stock-based awards that are expected to vest. Therefore, we apply estimated forfeiture rates that are derived from historical employee termination activity to reduce the amount of compensation expense recognized. If the actual forfeitures differs from the estimate, additional adjustments to compensation expense may be required in future periods.

The Company receives an income tax deduction for restricted stock grants when they vest and for stock options exercised by employees in certain tax jurisdictions equal to the excess of the market value of our common stock on the date of exercise over the option price. Excess tax benefits (tax benefits resulting from tax deductions in excess of compensation cost recognized) are classified as a cash flow provided by financing activities in the accompanying Consolidated Statement of Cash Flows in accordance with SFAS No. 123(R).

VALUATION OF LONG-LIVED ASSETS

We periodically evaluate the carrying value of long-lived assets to be held and used in the business, other than goodwill and intangible assets with indefinite lives, when events and circumstances occur indicating that the carrying amount of the asset may not be recoverable. An impairment is recognized when the estimated undiscounted cash flows associated with the asset or group of assets is less than their carrying value. If the carrying value of a long-lived asset is considered impaired, a loss is recognized based on the amount by which the carrying value exceeds the fair market value for assets to be held and used.

DEFERRED FINANCING COSTS

Eligible costs associated with obtaining debt financing are capitalized and amortized over the related term of the applicable debt instruments, which approximates the effective interest method.

RECENT ACCOUNTING PRONOUNCEMENTS

In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements" ("SFAS No. 157"). SFAS No. 157 defines fair value, establishes a framework for measuring fair value and expands disclosure of fair value measurements. SFAS No. 157 applies under other accounting pronouncements that require or permit fair value measurements and accordingly, does not require any new fair value measurements. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007. We have not yet assessed the impact, if any, that the implementation of SFAS No. 157 will have on our consolidated results of operations or financial condition.

In February 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities" ("SFAS No. 159"). SFAS No. 159 allows companies to choose to measure certain financial instruments and certain other items at fair value. The statement requires that unrealized gains and losses are reported in earnings for items measured using the fair value option and establishes presentation and disclosure requirements. SFAS No. 159 is effective July 1, 2008 for the Company. We have not yet assessed the impact that SFAS No. 159 may have on our consolidated financial statements.

In December 2007, the FASB issued SFAS No. 141(R), "Business Combinations" ("SFAS No. 141(R)"). SFAS No. 141(R) replaces SFAS No. 141, "Business Combinations," however, it retains the basic requirements of the former Statement that the acquisition method of accounting (previously referred to as the purchase method) be used for all business combinations. SFAS No. 141(R) requires the acquiring entity in a business combination to recognize the identifiable assets acquired, liabilities assumed and any noncontrolling interest in the business acquired at their acquisition-date fair values and generally requires acquisition-related costs to be expensed as incurred. SFAS No. 141(R) also provides guidance for recognizing and measuring the goodwill acquired in a business combination and determines what information to disclose to enable users of the financial statements to evaluate the nature and financial effects of the business combination. The provisions of SFAS No. 141(R) must be applied prospectively and are effective for the Company's fiscal year ending June 30, 2010 for all business combinations occurring on or after July 1, 2009. We have not yet assessed the impact that the implementation of SFAS No. 141(R) may have on our consolidated results of operations or financial condition.

In December 2007, the FASB also issued SFAS No. 160, "Noncontrolling Interests in Consolidated Financial Statements, an Amendment of ARB No. 51" ("SFAS No. 160"). SFAS No. 160 establishes new accounting and reporting standards for a noncontrolling interest in a subsidiary, which is sometimes referred to as minority interest, and for the deconsolidation of a subsidiary. Among other requirements, SFAS No. 160 establishes accounting and reporting standards that require noncontrolling interests to be reported as a separate component of equity in the consolidated financial statements, changes in a parent's ownership interest while the parent retains its controlling interest be accounted for as equity transactions and that consolidated net income include the amounts attributable to both the parent and the noncontrolling interest, with disclosure of those amounts on the face of the consolidated statement of income. SFAS No. 160 is effective beginning in the Company's fiscal year ending June 30, 2010 and must be applied prospectively, except for the presentation and disclosure requirements, which will be applied retrospectively for all periods presented. We have not yet assessed the impact that the implementation of SFAS No. 160 may have on our consolidated results of operations or financial condition.

3. EARNINGS PER SHARE

We report basic and diluted earnings per share in accordance with SFAS No. 128, "Earnings Per Share" ("SFAS No. 128"). Basic earnings per share excludes the dilutive effects of options and warrants. Diluted earnings per share includes only the dilutive effects of common stock equivalents such as stock options and warrants.

The following table sets forth the computation of basic and diluted earnings per share pursuant to SFAS No. 128.

	2008	2007	2006
Numerator:			
Net income	$41,221	$47,482	$36,367
Denominator (in thousands):			
Denominator for basic earnings per share—weighted average shares outstanding during the period	40,077	39,315	37,643
Effect of dilutive securities:			
Stock options	1,688	1,793	1,269
Denominator for diluted earnings per share—adjusted weighted average shares and assumed conversions	41,765	41,108	38,912
Basic net income per share	$ 1.03	$ 1.21	$ 0.97
Diluted net income per share	$ 0.99	$ 1.16	$ 0.93

Options totaling 222,000 in 2008, 491,000 in 2007 and 2,131,000 in 2006 were excluded from our earnings per share computations as their effects would have been anti-dilutive.

4. STOCK KEEPING UNIT RATIONALIZATION AND REORGANIZATION

During the third quarter of fiscal 2008, we implemented a Stock Keeping Unit ("SKU") rationalization and a reorganization, principally in our personal care locations, and recorded charges of $10.8 million. The SKU rationalization resulted from our review of the positioning of the personal care products operations we acquired during the last several years. The review included identification of SKUs which we believe should be eliminated based on their low volume of sales or insufficient margins, development of a plan to optimize the production of product between the Company's own manufacturing facilities and by outside contract manufacturers and implementation of the optimal organization structure to position the unit for future growth. As a result, cost of sales for fiscal 2008 includes charges of approximately $6.9 million related to ingredient, packaging and finished goods inventories, including the costs of disposal, for SKUs being eliminated. Selling, general and administrative expense includes charges of $2.3 million related to assets that will not have continuing value and $1.6 million for severance.

The change in the liability for the SKU rationalization activities for the year ended June 30, 2008 was as follows:

	Asset write-downs	Severance	Total
Charges	$ 9,221	$1,596	$10,817
Amounts utilized	(4,759)	(431)	(5,190)
Liability balance June 30, 2008	$ 4,462	$1,165	$ 5,627

5. STAFF ACCOUNTING BULLETIN NO. 108, CONSIDERING THE EFFECTS OF PRIOR YEAR MISSTATEMENTS WHEN QUANTIFYING MISSTATEMENTS IN CURRENT YEAR FINANCIAL STATEMENTS

In September 2006, the Securities and Exchange Commission ("SEC") issued Staff Accounting Bulletin No. 108, "Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements" ("SAB No. 108"). SAB No. 108 provides guidance on how prior year misstatements should be taken into consideration when quantifying misstatements in current year financial statements for purposes of determining whether the current year's financial statements are materially misstated. The transition provisions of SAB No. 108 permit the Company to adjust for the cumulative effect on retained earnings of immaterial errors relating to prior years. SAB No. 108 also requires the adjustment of any prior quarterly financial statements within the fiscal year of adoption for the effects of such errors on the quarters when the information is next presented. Such adjustments do not require previously filed reports with the SEC to be amended.

We adopted SAB No. 108 in fiscal 2007 and elected to record the effects of applying SAB No. 108 using the cumulative effect transition method which resulted in the correction of the carrying values of assets and liabilities as of July 1, 2006 with an offsetting adjustment recorded to the opening balance of retained earnings. We adjusted the beginning retained earnings for fiscal 2007 for "Accrued Trade Promotional Expenses," described below.

Historically, we have evaluated uncorrected differences utilizing the "rollover" approach. The rollover approach quantifies a misstatement based on the amount of the error originating in the current year income statement. Thus, this approach ignores the effects of correcting the portion of the current year balance sheet misstatement that originated in prior years (i.e., it ignores the "carryover effects" of prior year misstatements). We believe that our assessment of uncorrected differences in periods prior to the adoption of SAB No. 108 and the conclusions reached regarding the qualitative and quantitative effects of such uncorrected differences were appropriate.

ACCRUED TRADE PROMOTIONAL EXPENSE

We adjusted our beginning retained earnings for fiscal 2007 to recognize a reserve for expected trade promotional expenses for certain locations. The Company determined that two of its reporting units were not recording trade promotional expenses on a basis consistent with the Company's other reporting units. The total cumulative impact, net of tax, as of July 1, 2006 was as follows:

Current assets	$ 3,290
Current liabilities	$(8,446)
Retained earnings	$ 5,156

6. ACQUISITIONS AND DISPOSALS

We account for acquisitions using the purchase method of accounting, and accordingly, the results of operations for each acquisition have been included in our consolidated results from their respective acquisition dates.

FISCAL 2008

On April 2, 2008, we acquired Daily Bread, Ltd., a London-based producer of branded fresh prepared foods for the foodservice channel in the United Kingdom, for approximately $36.5 million in cash plus transaction costs. The acquisition of Daily Bread broadens our existing prepared foods operations with a branded fresh platform which we expect will strengthen our ability to expand our fresh operations across the United Kingdom and Europe. The purchase price excludes contingency payments we may be obligated to pay. The contingency payments are based on the achievement by the acquired business of certain financial targets over an approximate two-year period following the date of acquisition. Such payments, which could total £5.0 million (approximately $10.0 million at the June 30, 2008 exchange rate), will be charged to goodwill if and when paid. No such contingency payments have been made since the acquisition. The Company is in the process of obtaining a valuation for acquired intangible assets. Based on our preliminary purchase price allocation, we recorded goodwill of $28.3 million at June 30, 2008, which is not deductible for tax purposes.

On March 10, 2008, Hain Pure Protein Corporation ("Hain Pure Protein"), a 50.1%-owned subsidiary, acquired certain assets including the turkey production facility and distribution center of Pilgrim's Pride Corporation in New Oxford, Pennsylvania for a total consideration of $19.1 million in cash, including transaction costs. This acquisition provides additional scale with the capacity to meet increasing volume demands and expands our ability to offer branded, premium poultry products.

On March 6, 2008, we acquired nSpired Natural Foods, Inc., with its MaraNatha and SunSpire brands, for approximately $37.6 million in cash, including transaction costs. MaraNatha is a leading brand of natural and organic nut butters and SunSpire is a leader in natural and organic chocolate products. The addition of MaraNatha is expected to strengthen our position in the growing nut butter category and SunSpire provides us entry into the natural candy category. We are in the process of obtaining valuations for acquired tangible and intangible assets and allocating the purchase price. Based on estimated fair values at the acquisition date, our preliminary purchase price allocation includes goodwill of $24.1 million, which is not deductible for tax purposes.

On December 7, 2007, we acquired TenderCare International, Inc., a marketer and distributor of chlorine-free and gel-free natural diapers and baby wipes under the TenderCare and Tushies brand names, for approximately $3.9 million in cash. The acquisition is expected to strengthen our position in the natural and organic sector with the expansion into diapers and wipes. The purchase price was allocated to the tangible and intangible assets acquired, including $4.8 million of goodwill, which is not deductible for tax purposes.

The purchase price allocations for these acquisitions are preliminary and may be revised as additional information becomes available. Any change in the fair value of the net assets acquired will change the amount of the purchase price allocable to goodwill. The balance sheet at June 30, 2008 includes the assets acquired and liabilities assumed valued on a preliminary basis at fair market value at the dates of purchase. We are in the process of performing the procedures required to finalize the purchase price allocations for the above fiscal 2008 acquisitions; however, these procedures are in the early stages and are expected to be completed during fiscal 2009. Any required adjustments to the preliminary purchase price will be recorded in the period finalized.

On August 29, 2007, Hain Pure Protein acquired the assets and business of Plainville Turkey Farm, Inc., a leading supplier of natural and antibiotic-free whole turkeys and deli turkey products to the natural and grocery channels in the Northeast and Mid-Atlantic regions. The purchase price was approximately $26.3 million in cash, including transaction costs, plus contingent future earn-out payments based on the earnings before interest, taxes, depreciation and amortization of Plainville for the first five fiscal years after acquisition, with a maximum potential payment of $3 million. The Plainville acquisition expands our specialty poultry business with a well-recognized industry leader. During the quarter ended June 30, 2008, the Company finalized the purchase price allocation and assigned $7.1 million to identifiable intangible assets, of which $1.3 million have been assigned finite lives and are being amortized. The excess of the purchase price over the estimated fair value of the net assets acquired was $1.0 million and was recorded as goodwill, which is deductible for tax purposes.

On August 4, 2007, we completed the sale of our interest in a joint venture in Belgium that manufactured and sold rice cakes and was accounted for using the equity method. We recognized a pretax gain of approximately $2.0 million in connection with the sale in the first quarter of fiscal 2008, which is included in "Interest and other expenses, net" in the accompanying consolidated statements of income.

In September 2007, we sold our minority interest in Halo, Purely for Pets, Inc. for approximately $1.7 million. This investment was made in June 2006 and accounted for using the equity method. The Company recognized a pretax gain of $0.3 million on the sale, which is included in "Interest and other expenses, net" in the accompanying consolidated statements of income.

FISCAL 2007

On June 8, 2007, we acquired the tofu and meat-alternative business of WhiteWave Foods Company, a subsidiary of Dean Foods Company. The product line includes baked and grilled tofu, seitan, tempeh and other traditional tofu items which are sold under the TofuTown® and WestSoy® brand names. The acquisition complements our existing Yves Veggie Cuisine® product line, strengthening and expanding our fresh, meat-free alternative product offerings. The total consideration paid was approximately $2.2 million, including transaction costs. No goodwill resulted from the transaction since assets acquired exceeded consideration paid. The excess of the net assets required over the purchase price was allocated as a reduction of fixed assets.

On January 11, 2007, we acquired Avalon Natural Products, Inc. ("Avalon"), a leader in the natural products category in the areas of skin care, hair care, bath and body and sun care, for approximately $126.1 million in cash, including transaction costs. We believe that the addition of the Avalon Organics®, Alba Botanica® and Alba Organics™ brands provides us with a stronger, broader product portfolio in the natural and organic personal care products category. The acquisition was funded with available cash balances and borrowings under our Credit Facility (see Note 11). During the quarter ended March 31, 2008, the Company finalized the purchase price allocation and has assigned $27.9 million to identifiable intangible assets, of which $2.3 million have been assigned finite lives and are being amortized. The excess of the purchase price over the estimated fair value of the net assets acquired was $92.8 million and was recorded as goodwill, which is not deductible for tax purposes. The following table summarizes the allocation of the purchase price to the fair values of the assets acquired and liabilities assumed of Avalon as of the date of acquisition:

Current assets	$ 17,084
Property and equipment	471
Other intangible assets	27,941
Goodwill	92,838
Other assets	391
Total assets	138,725
Current and non-current liabilities	(6,990)
Total purchase price allocation	$131,735

On December 8, 2006, we acquired the business and certain assets of Haldane Foods Limited, a producer of meat-free food and non-dairy beverage products, for approximately $10.1 million in cash, including transaction costs. Haldane's product lines include Realeat frozen foods and Granose non-dairy beverages. Employee termination and exit costs relating to the acquired business in the amount of $1.5 million were recorded as costs of the acquisition. During fiscal 2007 we utilized $0.2 million and during fiscal 2008, we utilized $0.2 million of this reserve. During the quarter ended December 31, 2007, the Company finalized the purchase price allocation and assigned $2.4 million to identifiable intangible assets, of which $1.2 million have been assigned finite lives and are being amortized. The excess of the purchase price over the estimated fair value of the net assets acquired was $1.9 million and was recorded as goodwill, which is deductible for tax purposes.

On August 31, 2006, we completed the sale of Biomarché, our Belgium-based provider of fresh organic fruits and vegetables, to Pro Natura, a French company specializing in the distribution of organic produce. Biomarché generated approximately $18.0 million in sales for the fiscal year ended June 30, 2006. Total consideration received was €6.5 million (approximately $8.3 million). We also earned a contingent additional payment of approximately €0.7 million ($0.9 million) based on sales achieved for the year ended June 30, 2007. We recognized a pretax gain of $3.4 million, net of a $3.3 million charge for allocated goodwill ($1.2 million after tax) in connection with the sale, which is included in "Interest and other expenses, net" in the accompanying consolidated statement of income. The results of operations and cash flows for Biomarché for the two months ended August 31, 2006, which were not material, are included in the consolidated statements of income and of cash flows, respectively.

FISCAL 2006

On June 12, 2006, we acquired the Linda McCartney® brand (under license) of frozen meat-free business from the H.J. Heinz Company, including its manufacturing facility based in Fakenham, England. A leader in the meat-free category with its range of sausages, ready meals, and pastry products, the Linda McCartney brand is recognized for its vegetarian credentials while providing healthy and tasty meal solutions. Total consideration paid was approximately $6.6 million including transaction costs. No goodwill resulted from this transaction since assets acquired exceeded consideration paid. The excess of the net assets acquired over the purchase price of approximately $13.1 million was allocated as a reduction of fixed and intangible assets.

On April 30, 2006, we acquired the fresh prepared foods business based in Luton, England, from the H.J. Heinz Company. Total consideration paid was approximately $2.7 million including transaction costs. No goodwill resulted from this transaction since assets acquired exceeded consideration paid. The excess of net assets acquired over the purchase price of approximately $8.5 million was allocated as a reduction of fixed and intangible assets.

On March 3, 2006, we acquired the business and assets of Para Laboratories, Inc., including the Queen Helene®, Batherapy®, Shower Therapy® and Footherapy® brands of skin care, hair care, and body care products, which are sold through drug stores, supermarkets and mass retailers. The total consideration paid was approximately $28.1 million in cash, $2.5 million in stock, plus the assumption of certain liabilities. The purchase price includes contingent consideration of $3.0 million paid during fiscal 2008 based on the achievement by the acquired business of certain financial targets over the approximate two-year period following the date of acquisition. The purchase price was allocated to the tangible and identifiable intangible assets acquired and liabilities assumed based on their fair values at the acquisition date. The Company has assigned $10.3 million to identifiable intangible assets, predominantly trade names which are not being amortized. The excess of the purchase price over the estimated fair value of net assets acquired was $16.9 million and was recorded as goodwill, which is deductible for tax purposes.

On December 16, 2005, we acquired Spectrum Organic Products, Inc. Spectrum is a California-based leading manufacturer and marketer of natural and organic culinary oils, vinegars, condiments and butter substitutes under the Spectrum Naturals® brand and nutritional supplements under the Spectrum Essentials® brand. Spectrum's products are sold mainly through natural food retailers. Spectrum shareholders received $0.7035 per share, consisting of $0.3485 per share in cash and $0.355 per share in Hain shares, valuing the Hain shares at $19.80 per share as provided in the merger agreement. We issued approximately 900,000 shares in connection with this acquisition. The total consideration paid was approximately $29.3 million in cash, $17.4 million in stock plus the assumption of certain liabilities. The purchase price was allocated to the tangible and identifiable intangible assets acquired and liabilities assumed based on their fair values at the acquisition date. The Company has assigned $18.3 million to identifiable intangible assets, predominantly trade names which are not being amortized. The excess of the purchase price over the estimated fair value of net assets acquired was $16.5 million and was recorded as goodwill, which is not deductible for tax purposes.

On July 1, 2005, we acquired the assets of College Hill Poultry of Fredericksburg, PA through Hain Pure Protein Corporation, which is a joint venture with Pegasus Capital Advisors, LP, a private equity firm. We control 50.1% of the joint venture. Hain Pure Protein's brand of natural and organic antibiotic-free chickens are raised on family farms and grain-fed without antibiotics or animal by-products. FreeBird™ customers include supernaturals and conventional supermarkets, natural food stores and foodservice outlets. The purchase price consisted of approximately $4.7 million in cash as well as the assumption of certain liabilities.

The following table presents unaudited pro forma information about net sales and net income had the operations of the acquisitions described above been combined with our business on the first day of the periods shown. The following pro forma combined results of operations have been provided for illustrative purposes only, and do not purport to be indicative of the actual results that would have been achieved by the Company for the periods presented or that will be achieved by the combined company in the future.

	2008	2007	2006
Net sales	$1,114,057	$1,049,749	$1,014,596
Net income	$ 41,742	$ 46,542	$ 37,017
Earnings per share:			
Basic	$ 1.04	$ 1.18	$ 0.97
Diluted	$ 1.00	$ 1.13	$ 0.94
Weighted average shares:			
Basic	40,077	39,315	38,125
Diluted	41,765	41,108	39,394

This information has not been adjusted to reflect any changes in the operations of these businesses and brands subsequent to their acquisition by us. Changes in operations of these acquired businesses and brands include, but are not limited to, discontinuation of products (including discontinuation resulting from the integration of acquired and existing brands with similar products, and discontinuation of sales of private label products), integration of systems and personnel, changes in trade practices, application of our credit policies, changes in manufacturing processes or locations, and changes in marketing and advertising programs. Had any of these changes been implemented by the former management of the businesses acquired prior to acquisition by us, the sales and net income information might have been materially different than the actual results achieved and from the pro forma information provided. Further, the pro forma sales and net income information for the prior periods has not been adjusted to reflect, among other things, brands which have been disposed of or licensed to others, reductions in sales due to losses of customers upon acquisition of businesses by us due to change in pricing policies and practices, discontinuation by us of co-pack arrangements for certain products after acquisition by us, or items no longer sold by us as the result of our SKU rationalization programs. As a result, sales as presented for the prior periods appear higher than what would have been presented had these adjustments been reflected.

In management's opinion, these unaudited pro forma results of operations are not intended to represent or to be indicative of the actual results that would have occurred had the acquisitions been consummated at the beginning of the periods presented or of future operations of the combined companies under our management.

7. INVENTORIES

Inventories consisted of the following at June 30:

	2008	2007
Finished goods	$105,684	$ 72,149
Raw materials, work-in-process and packaging	69,983	56,913
	$175,667	$129,062

8. PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment consisted of the following at June 30:

	2008	2007
Land	$ 12,356	$ 8,688
Buildings and improvements	58,332	36,243
Machinery and equipment	148,099	123,278
Furniture and fixtures	7,430	6,554
Leasehold improvements	3,420	1,751
Construction in progress	9,195	1,190
	238,832	177,704
Less:		
Accumulated depreciation and amortization	79,743	62,803
	$159,089	$114,901

Included in property, plant and equipment are assets held under capital leases, as follows:

	2008	2007
Buildings and improvements	$1,055	–
Machinery and equipment	1,030	$120
	2,085	120
Less: Accumulated depreciation and amortization	148	39
	$1,937	$ 81

9. GOODWILL AND OTHER INTANGIBLE ASSETS

Goodwill and indefinite-life intangible assets are tested for impairment at least annually in accordance with SFAS No. 142, "Goodwill and Other Intangible Assets." We perform our annual test for impairment during the fourth quarter of our fiscal year. We have evaluated the fair value of our goodwill and indefinite-life intangible assets and, based on such evaluations, no impairment existed through June 30, 2008. Amounts assigned to indefinite-life intangible assets primarily represent the values of trademarks.

Changes in the carrying amount of goodwill for the years ended June 30, 2008 and 2007 were as follows:

	2008	2007
Balance at beginning of year	$509,336	$421,002
Additions	66,035	122,031
Sale of Biomarché	—	(3,350)
Reallocations to intangible assets	(28,666)	(28,453)
Translation and other adjustments, net	3,533	(1,894)
Balance at end of year	$550,238	$509,336

The additions to goodwill in fiscal 2008 included $63.0 million related to acquisitions made during the year and a $3.0 million earn-out payment made in connection with the acquisition of the business and assets of Para Laboratories, Inc. During the year ended June 30, 2008, we reallocated approximately $27.9 million preliminarily allocated to goodwill related to the acquisition of Avalon Natural Products, Inc., and approximately $0.7 million preliminarily allocated to goodwill related to the acquisition of the business and assets of Haldane Foods, to other intangibles, predominantly non-amortized trademarks. During the year ended June 30, 2007, we reallocated approximately $10.6 million preliminarily allocated to goodwill related to the acquisition of the business and assets of Para Laboratories, Inc., and approximately $17.0 million preliminarily allocated to goodwill related to the acquisition of Spectrum Organic Products, Inc., to other intangibles, predominantly non-amortized trademarks. Included in translation and other adjustments are the impacts of changes in foreign currency exchange rates on goodwill, adjustments of certain purchase accounting liabilities, the realization of certain tax positions and adjustments to our estimates of fair value of net assets acquired.

We are continuing to evaluate the initial purchase price allocations of certain other acquisitions made during fiscal 2008 and will adjust the allocations as additional information relative to the fair values of the assets and liabilities of the acquired businesses becomes known. Accordingly, management has used its best estimate in the initial purchase price allocation for these acquisitions as of the date of these financial statements.

At June 30, 2008, included in trademarks and other intangible assets on the balance sheet are approximately $22.6 million of intangible assets deemed to have a finite life which are being amortized over their estimated useful lives. The following table reflects the components of trademarks and other intangible assets:

	2008		2007	
	Gross Carrying Amount	Accumulated Amortization	Gross Carrying Amount	Accumulated Amortization
Amortized intangible assets:				
Other intangibles	$ 22,609	$ 6,192	$ 8,205	$ 3,365
Non-amortized intangible assets:				
Trademarks	$127,165	$ 6,721	$ 98,173	$ 6,671

Amortization of intangible assets with finite lives amounted to $2.9 million in fiscal 2008, $2.0 million in 2007 and $0.6 million in 2006. The weighted average amortization period of amortized intangible assets is 8.6 years. The expected aggregate amortization expense in each of the next five fiscal years is $3.0 million in 2009, $2.8 million in 2010, $2.6 million in 2011, $2.1 million in 2012 and $1.3 million in 2013.

10. ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

Accrued expenses and other current liabilities consist of the following:

	2008	2007
Payroll and employee benefits	$ 7,945	$ 6,671
Advertising and trade promotions	14,648	13,164
Other	27,729	22,113
	$50,322	$41,948

11. LONG-TERM DEBT AND CREDIT FACILITY

Long-term debt at June 30 consists of the following:

	2008	2007
Senior Notes	$150,000	$150,000
Revolving Credit Facility borrowings payable to banks	155,500	65,000
Capitalized leases and other debt instruments	2,942	1,012
	308,442	216,012
Current Portion	222	566
	$308,220	$215,446

On May 2, 2006, we issued $150 million in aggregate principal amount of senior notes due May 2, 2016 in a private placement. Proceeds from the senior notes were used to repay outstanding borrowings of $131.7 million under the Company's previous revolving credit facility. The notes bear interest at 5.98%, payable semi-annually on November 2 and May 2. Also on May 2, 2006, we entered into a new Amended and Restated Credit Agreement, providing us with a $250 million revolving credit facility (the "Credit Facility") expiring in May 2011. The Credit Facility provides for an uncommitted $100 million accordion feature, under which the facility may be increased to $350 million. The Credit Facility and the notes are guaranteed by substantially all of our current and future direct and indirect domestic subsidiaries. Loans under the Credit Facility bear interest at a base rate (greater of the applicable prime rate or Federal Funds Rate plus an applicable margin) or, at our option, the reserve adjusted LIBOR rate plus an applicable margin. The Credit Facility provides for reductions in the applicable margin as compared to the Credit Facility prior to its amendment and restatement. As of June 30, 2008 and 2007, $150.0 million of the senior notes was outstanding. As of June 30, 2008, there were $155.5 million of borrowings outstanding and as of June 30, 2007, there were $65.0 million of borrowings outstanding under the Credit Facility. We are required by the terms of the Credit Facility and the senior notes to comply with customary affirmative and negative covenants for facilities and notes of this nature.

Our other debt instruments aggregate $2.9 million and are primarily for obligations under capitalized leases for buildings, machinery and equipment.

Maturities of all debt instruments at June 30, 2008, are as follows:

2009	$ 222
2010	321
2011	156,336
2012	500
2013	923
Thereafter	150,140
	$308,442

Interest paid (which approximates the related expense) during the years ended June 30, 2008, 2007 and 2006 amounted to $13.9 million, $11.1 million and $5.6 million, respectively.

12. INCOME TAXES

The components of income before income taxes for the years ended June 30, 2008, 2007 and 2006 are as follows:

	2008	2007	2006
Domestic	$51,068	$52,721	$45,890
Foreign	14,377	24,371	13,256
Total	$65,445	$77,092	$59,146

The provision for income taxes for the years ended June 30, 2008, 2007 and 2006 is presented below.

	2008	2007	2006
Current:			
Federal	$16,361	$9,852	$ 9,540
State	3,150	2,160	1,806
Foreign	1,217	6,721	4,666
	20,728	18,733	16,012
Deferred:			
Federal and state	2,554	9,535	6,767
Foreign	942	1,342	—
	3,496	10,877	6,767
Total	$24,224	$29,610	$22,779

The current tax benefit realized upon the exercise of stock options charged to additional paid in capital amounted to $0.4 million in 2008, $3.0 million in 2007 and $1.7 million in 2006.

Income taxes paid during the years ended June 30, 2008, 2007 and 2006 amounted to $20.9 million, $20.6 million and $8.0 million.

Reconciliations of expected income taxes at the U.S. federal statutory rate to the Company's provision for income taxes for the years ended June 30 are as follows:

	2008	%	2007	%	2006	%
Expected U.S. federal income tax at statutory rate	$22,906	35.0%	$26,982	35.0%	$20,701	35.0%
State income taxes, net of federal benefit	1,989	3.0	2,185	2.8	1,949	3.3
Non-deductible compensation	2,354	3.6	477	0.6	—	—
Foreign income at different rates	(2,098)	(3.2)	16	0.0	115	0.2
Non-deductible goodwill written off on disposal	—	—	1,173	1.5	—	—
Other	(927)	(1.4)	(1,223)	(1.5)	14	(0.0)
Provision for income taxes	$24,224	37.0%	$29,610	38.4%	$22,779	38.5%

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Components of our deferred tax assets (liabilities) as of June 30 are as follows:

	2008	2007
Current deferred tax assets:		
Basis difference on inventory	$5,420	$2,695
Allowance for doubtful accounts	226	548
Reserves not currently deductible	6,866	4,826
Current deferred tax assets	12,512	8,069
Noncurrent deferred tax liabilities:		
Difference in amortization	(22,709)	(18,966)
Basis difference on property and equipment	(13,678)	(11,782)
Noncurrent deferred tax assets:		
Net operating loss and tax credit carryforwards	11,679	7,140
Stock options as compensation	2,986	3,470
Other	(406)	196
Valuation allowances	(4,396)	(2,290)
Noncurrent deferred tax liabilities, net	(26,524)	(22,232)
	$(14,012)	$(14,163)

We have U.S. tax credit carryforwards of $3.0 million at June 30, 2008 with various expiration dates through 2018. We have U.S. federal tax net operating losses available for carryforward at June 30, 2008 of $14.4 million that were generated by certain subsidiaries prior to their acquisition and have expiration dates through 2028. The use of pre-acquisition operating losses is subject to limitations imposed by the Internal Revenue Code. We do not anticipate that these limitations will affect utilization of the carryforwards prior to their expiration. The Company and various subsidiaries have state tax net operating loss carryforwards of $6.2 million at June 30, 2008 with varying expiration dates. We also have foreign net operating losses of approximately $2.5 million which are available to reduce future income tax payments in Germany and Belgium. Of the $11.7 million deferred tax asset for credit and net operating loss carryforwards at June 30, 2008, the Company considers it unlikely that a portion of these tax benefits will be realized; a $4.4 million valuation allowance has been established against these respective deferred tax assets.

As of June 30, 2008, the Company had approximately $35.0 million of undistributed earnings of foreign subsidiaries for which taxes have not been provided as the Company has invested or expects to invest these undistributed earnings indefinitely. If in the future these earnings are repatriated to the U.S., or if the Company determines such earnings will be remitted in the foreseeable future, additional tax provisions would be required. Due to complexities in the tax laws and the assumptions that would have to be made, it is not practicable to estimate the amounts of income taxes that might be payable if some or all of such earnings were to be remitted.

As disclosed in Note 2, the Company adopted the provisions of FIN No. 48 effective July 1, 2007. As a result, we recognized a decrease of approximately $0.1 million in the liability for unrecognized tax benefits, which was accounted for as a cumulative effect adjustment to reduce retained earnings. The total amount of gross unrecognized tax benefits at the date of adoption was $2.6 million, including interest and penalties of $0.2 million. Included in this balance is $0.5 million that, if recognized, would impact the effective income tax rate. Unrecognized tax benefits activity for the year ended June 30, 2008 is summarized below:

Balance at July 1, 2007	$2,614
Additions based on tax positions related to prior years	82
Reductions relating to settlements with taxing authorities	(428)
Balance at June 30, 2008	$2,268

If all of the unrecognized tax benefits at June 30, 2008 were recognized, approximately $0.3 million would impact the effective tax rate.

The Company records interest and penalties on tax uncertainties as a component of the provision for income taxes. The Company recognized approximately $0.1 million of interest and penalties related to the above unrecognized benefits within income tax expense for the year ended June 30, 2008. The Company had accrued approximately $0.4 million and $0.3 million for interest and penalties at the end of fiscal 2008 and 2007, respectively.

The Company and its subsidiaries file income tax returns in the U.S. federal jurisdiction, various U.S. state jurisdictions and several foreign jurisdictions. With few exceptions, the Company is no longer subject to U.S. federal, state and local, or non-U.S. income tax examinations by tax authorities for years before 2003. Given the uncertainty regarding when tax authorities will complete their examinations and the possible outcomes of their examinations, a current estimate of the range of reasonably possible significant increases or decreases of income tax that may occur within the next twelve months cannot be made. The Company's federal income tax returns for fiscal years 2004 through 2006 are currently being audited by the Internal Revenue Service. Although proposed adjustments have not been received for these years and the outcome of in-progress tax audits is always uncertain, management believes the ultimate outcome of the audit will not have a material impact on the Company's consolidated financial statements.

13. STOCKHOLDERS' EQUITY

PREFERRED STOCK

We are authorized to issue "blank check" preferred stock (up to 5 million shares) with such designations, rights and preferences as may be determined from time to time by the Board of Directors. Accordingly, the Board of Directors is empowered to issue, without stockholder approval, preferred stock with dividends, liquidation, conversion, voting, or other rights which could decrease the amount of earnings and assets available for distribution to holders of our Common Stock. At June 30, 2008 and 2007, no preferred stock was issued or outstanding.

COMMON STOCK ISSUED—BUSINESS ACQUISITIONS

As part of the Spectrum and Para Laboratories acquisitions consummated during fiscal 2006, a total of 998,092 common shares were issued to the sellers, valued at approximately $20.1 million in the aggregate. (See Note 6.)

In connection with our strategic alliance with Yeo Hiap Seng, Limited, we issued 100,482 common shares in September 2005 valued at approximately $2.0 million and 196,464 common shares in May 2007 valued at approximately $6.0 million. (See Note 15.)

14. STOCK-BASED COMPENSATION

The Company has various plans under which the Company's officers, senior management, other key employees and directors may be granted options to purchase the Company's common stock or other forms of equity-based awards. We had stock option and restricted stock awards outstanding under seven long-term incentive plans as of June 30, 2008.

2002 Long-Term Incentive and Stock Award Plan, as amended. In October 2002, we adopted the 2002 Long-Term Incentive and Stock Award Plan. The plan provides for the granting of stock options and other equity awards to employees, directors and consultants to purchase shares of our common stock. An aggregate of 1,600,000 shares of common stock were originally reserved for issuance under this plan. In December 2003, the plan was amended to increase the number of shares issuable by 1,500,000 shares and in November 2005, the plan was further amended to increase the number of shares issuable by 750,000 shares bringing the total shares issuable under this plan to 3,850,000.

At the 2006 Annual Meeting of Stockholders, the plan was amended to increase the number of shares issuable by 2,000,000 shares to 5,850,000 shares. All of the options granted to date under the plan have been incentive or non-qualified stock options providing for the exercise price equal to the fair market price at the date of grant and expiration ten years after the date of grant. Effective December 1, 2005, new stock option awards granted under the plan expire seven years after the date of grant. Vesting terms are determined at the discretion of the Company. No awards shall be granted under this plan after December 1, 2015. During fiscal years 2006 and 2007, no options were granted under this plan. During fiscal year 2008, options to purchase 590,839 shares were granted under this plan at a price of $30.35 per share, as well as, 417,829 shares of restricted stock. At June 30, 2008, 1,945,185 options and 409,004 unvested restricted shares were outstanding under this plan. There were 1,233,351 options available for grant under this plan.

2000 Directors Stock Option Plan, as amended. In May 2000, we adopted the 2000 Directors Stock Option Plan. The plan originally provided for the granting of stock options to non-employee directors to purchase up to an aggregate of 750,000 shares of our common stock. In December 2003, the plan was amended to increase the number of shares issuable by 200,000 shares to 950,000 shares. All of the options granted to date under the plan have been non-qualified stock options providing for the exercise price equal to the fair market price at the date of grant and expiration ten years after the date of grant. Effective December 1, 2005, new awards granted under the plan will expire seven years after the date of grant. During fiscal years 2006, 2007 and 2008, no options were granted under this plan. At June 30, 2008, 482,500 options were outstanding. There were 264,500 options available for grant under this plan.

At June 30, 2008 there were 3,666,536 options outstanding that were granted under five other prior Hain and Celestial Seasonings plans. Although no further awards can be granted under those plans, the options outstanding continue in accordance with the terms of the respective plans.

Total stock-based compensation expenses included in selling, general and administrative expense in the consolidated statements of income were $(1,871) for 2008, $1,031 for 2007 and $4,213 for 2006. At June 30, 2008 there was $14,759 of unrecognized compensation expense, which will be recognized over a weighted average period of approximately 3 years.

SFAS No. 123(R) requires that contractual commitments to issue stock options be recorded as compensation cost whether or not the options have been granted. The Company's employment agreement with Irwin Simon, its Chief Executive Officer ("CEO"), contains such a commitment; however the options which were to be awarded in July 2005, July 2006 and July 2007 were not granted at the those times. Under SFAS No. 123(R), regardless of whether the options are ever granted, either currently or in the future, a non-cash accounting expense is required to be recorded during the year leading up to the anticipated grant date under the contract. This period is defined in SFAS No. 123(R) as the "requisite service period." The requisite service period related to the July 2005 un-granted options was completed on June 30, 2005, which was prior to the required implementation of SFAS No. 123(R) and, therefore, no expense has been recorded for the July 2005 options. The requisite service period related to the July 2006 un-granted options was completed during the fiscal year ended June 30, 2006. On April 1, 2008, the Compensation Committee of the Company's Board of Directors recommended and the Board approved equity grants and a cash payment to the Company's CEO as a replacement for 900,000 un-granted stock options due to Mr. Simon under his employment agreement. The Board determined that Mr. Simon should receive the equivalent of the Black-Scholes value of the 900,000 options had they been granted when contractually due pursuant to Mr. Simon's employment agreement on July 1, 2005, 2006 and 2007, aggregating $12,000 in value. Such amount was split equally whereby (a) 472,671 stock options were granted at an exercise price of $30.35 per share (equal to the closing market price of the stock on April 1, 2008) with a seven-year term that vest annually over four years, (b) 131,796 shares of restricted stock were granted that vest annually over three years and (c) a cash payment of $4,000 was made. The granting of the 900,000 stock options to Mr. Simon had been deferred due in part to the lack of shares available and in part pending the completion of a study on the appropriate manner of settling these awards. During fiscal year 2006 and in subsequent periods, the Company accrued amounts related to the July 1, 2006 un-granted options as required under SFAS No. 123(R). The Company had recognized $3,135 of compensation expense through the period ended March 31, 2008, which was reversed in the quarter ended June 30, 2008 as a result of the aforementioned replacement award.

Our CEO was granted options to purchase 125,000 shares of common stock at $4.8125 per share on June 30, 1997, pending approval of an increase in the number of shares available for grant (approved by shareholders on December 9, 1997). We incurred a straight line non-cash compensation charge of $46 annually over the ten-year vesting period ended June 30, 2007 based on the excess ($0.5 million) of the market value of the stock options ($8.50 per share) on December 9, 1997 over the $4.8125 per share market value on the date of grant.

A summary of our stock option plans' activity for the three years ended June 30, 2008 follows:

	Options	Weighted Average Exercise Price	Weighted Average Contractual Life	Aggregate Intrinsic Value
Options outstanding				
July 1, 2005	8,150,454	$18.37		
Exercised	(1,009,099)	15.16		
Cancelled	(34,300)	22.54		
Options outstanding				
June 30, 2006	7,107,055	18.76		
Exercised	(1,102,518)	16.71		
Cancelled	(249,133)	24.43		
Options outstanding				
June 30, 2007	5,755,404	18.91		
Granted	590,839	30.35		
Exercised	(223,425)	10.86		
Cancelled and expired	(28,597)	17.01		
Options outstanding				
June 30, 2008	6,094,221	21.55	4.18	$26,808
Options exercisable at				
June 30, 2008	5,503,382	$20.60	3.90	$26,808

The aggregate intrinsic value in the table above represents the total pretax intrinsic value (the difference between the closing stock price on the last day of trading in the year ended June 30, 2008 and the exercise price) that would have been received by the option holders had all options been exercised on June 30, 2008. This value will change based on the fair market value of the Company's common stock. The total intrinsic value of options exercised was $4.4 million during the year ended June 30, 2008, $12.0 million during the year ended June 30, 2007 and $7.5 million during the year ended June 30, 2006. During fiscal year 2008, the cash received from stock option exercises was $2.4 million. The tax benefit expected to be realized from the tax deductions for stock option exercises totaled $0.4 million for the year ended June 30, 2008 and is reflected as a component of shareholders' equity in the consolidated balance sheet.

The average fair value of options granted was $8.46 per share during the year ended June 30, 2008. The fair value was estimated using the Black-Sholes option pricing model based on the weighted average assumptions of:

Risk-free rate	3.11%
Expected volatility	25.54%
Expected life	4.75 years
Dividend yield	0.0%

RESTRICTED STOCK

Awards of restricted stock may be either grants of restricted stock or restricted stock units that are issued at no cost to the recipient. For restricted stock grants, at the date of grant, the recipient has all rights of a stockholder, subject to certain restrictions on transferability and a risk of forfeiture. Restricted stock grants typically have been made with vesting over a three-year period beginning on the date of grant. For restricted stock units, legal ownership of the shares is not transferred to the employee until the unit vests, which is generally over a three-year period. The compensation cost of these awards is determined using the fair market value of the Company's common stock on the date of the grant. Compensation expense for restricted stock awards with a service condition is recognized on a straight-line basis over the vesting term.

Non-vested Restricted Stock Activity—Non-vested restricted stock awards at June 30, 2008 and activities during Fiscal 2008 were as follows:

	Number of Shares and Units	Weighted Average Grant Date Fair Value (per share)
Non-vested restricted stock and units—June 30, 2007	—	—
Granted	417,829	$30.14
Forfeited	(8,825)	$30.23
Non-vested restricted stock and units—June 30, 2008	409,004	$30.14

The total fair value of restricted stock and restricted stock units granted during the year ended June 30, 2008 was $12.6 million. There were no awards of restricted stock or restricted stock units during the year ended June 30, 2007. Compensation expense related to restricted stock awards of $1.0 million is included in selling, general and administrative expenses for the year ended June 30, 2008.

At June 30, 2008, $10.1 million of unrecognized stock-based compensation expense, net of estimated forfeitures, related to non-vested restricted stock awards is expected to be recognized over a weighted average period of approximately 1.8 years.

In accordance with the terms of the employment agreement with our CEO, on February 24, 2004 we granted 150,000 shares of restricted common stock to our CEO. On the grant date, the market value of our common stock was $20.90 per share and, therefore, the total market value of the grant approximated $3.1 million. These shares vested ratably from the date of grant through expiration of the employment agreement on June 30, 2007. For the years ended June 30, 2007 and 2006, approximately $0.9 million and $0.9 million of compensation expense, respectively, are included in general and administrative expenses.

There were 8,001,076 shares of Common Stock reserved for future issuance in connection with stock-based awards as of June 30, 2008.

15. EQUITY INVESTMENTS

On September 6, 2005, the Company and Yeo Hiap Seng Limited ("YHS"), a Singapore based natural food and beverage company listed on the Singapore Exchange, exchanged $2 million in equity investments in each other resulting in the issuance of an aggregate of 100,482 shares of the Company's common stock to YHS and one of its subsidiaries and the issuance of 1,326,938 ordinary shares of YHS (representing less than 1% of the outstanding shares) to the Company. On May 30, 2007, the Company and YHS exchanged an additional $6 million in equity investments in each other, resulting in the issuance of an aggregate of 196,464 shares of the Company's common stock to YHS and one of its subsidiaries and the issuance of 4,044,800 ordinary shares of YHS to the Company. The Company's investment in YHS shares is carried at cost and is included in other assets in the accompanying consolidated balance sheet, since the Company is restricted from selling these shares before the second anniversary of the dates of purchase. In addition, YHS has granted to the Company an option to acquire up to 5% of its issued and outstanding shares, and the Company has granted to YHS an option to acquire a number of shares equal in value to the investment made by the Company. Each of the companies has a right of first refusal on the sale of its shares. These investments represent the continuation of an alliance between the Company and YHS to explore the expansion of distribution channels and geographical markets and to pursue joint interests in product development and marketing and distribution of food and beverages.

On June 30, 2006, the Company made an investment in Halo, Purely for Pets, Inc. ("Halo"), a company specializing in natural and organic pet food and pet products. The investment consisted of $1.6 million for which the Company received a 33.6% non-controlling interest in the joint venture. In September 2007, the Company disposed of this investment for approximately $1.7 million.

On August 2, 2007, the Company sold its 50% interest in a Belgium-based rice cakes manufacturing joint venture which it entered into at the beginning of fiscal 2007 for which the Company received approximately €1.8 million (approximately $2.4 million) in cash.

16. COMMITMENTS, CONTINGENCIES AND OTHER MATTERS

LEASES

Our corporate headquarters is located in approximately 35,000 square feet of leased office space in Melville, New York, under a lease which expires in December 2012. In addition, the Company leases manufacturing and warehouse space under leases which expire through 2014. These leases provide for additional payments of real estate taxes and other operating expenses over a base period amount.

The aggregate minimum future lease payments for these operating leases at June 30, 2008, are as follows:

2009	$ 8,497
2010	6,820
2011	6,111
2012	4,739
2013	1,496
Thereafter	343
	$28,006

Rent expense charged to operations for the years ended June 30, 2008, 2007 and 2006 was approximately $8.9 million, $7.1 million and $5.4 million, respectively.

DEFINED CONTRIBUTION PLANS

We have a 401(k) Employee Retirement Plan ("Plan") to provide retirement benefits for eligible employees. All full-time employees of Hain and our wholly-owned domestic subsidiaries that have attained the age of 21 are eligible to participate upon completion of 30 days of service. On an annual basis, we may, in our sole discretion, make certain matching contributions. For the years ended June 30, 2008, 2007 and 2006, we made contributions to the Plan of $0.4 million, $0.4 million and $0.3 million, respectively.

Our subsidiary, Hain Celestial Canada ULC, has its own separate Registered Retirement Employee Savings Plan for those employees residing in Canada. Employees of Hain Celestial Canada who meet eligibility requirements may participate in that plan.

FOREIGN EXCHANGE RISK MANAGEMENT

We have no involvement with derivative financial instruments and do not use them for trading purposes. We may enter into foreign currency options or forward exchange contracts to hedge certain foreign currency transactions. The intent of this practice would be to minimize the impact of foreign exchange rate movements on our operating results. As of June 30, 2008, we had no outstanding forward exchange contracts.

During the year ended June 30, 2008, we realized approximately $2.3 million of foreign currency gains.

17. LEGAL PROCEEDINGS

From time to time, we are involved in litigation incidental to the ordinary conduct of our business.

A purported shareholder derivative action was filed against the Company (solely as a nominal defendant) and certain current and former officers and directors on September 21, 2006 in the Supreme Court of the State of New York, County of Suffolk, alleging breaches of fiduciary duties and unjust enrichment in connection with the Company's past stock option practices. The plaintiff seeks unspecified damages, disgorgement of options, attorneys' fees and expenses, and other unspecified equitable relief from the defendants. A second purported shareholder derivative action was filed on October 31, 2006 in the same court, against substantially the same defendants and containing substantially the same allegations, adding a claim of breach of fiduciary duty. The two actions were consolidated by a Court Order dated March 3, 2008. In the consolidated complaint served on April 18, 2008, the defendant's time to respond to the consolidated complaint has been extended, with the understanding that a date for such response will be set at a conference with the Court scheduled for October 22, 2008.

Disposition of pending litigation related to these matters is not expected by management to have a material adverse effect on our business, results of operations or financial condition.

On June 15, 2007, the Company announced that it had been informed by the SEC that it was conducting an informal inquiry into its stock option practices. The Company is cooperating with the SEC's investigation.

18. SEGMENT INFORMATION

Our company is engaged in one business segment: the manufacturing, distribution and marketing of natural and organic food and personal care products. We define business segments as components of an enterprise about which separate financial information is available that is evaluated on a regular basis by our chief operating decision maker ("CODM"). Our chief operating decision maker is the Company's Chief Executive Officer. Characteristics of our operations which are relied on in making this determination include the similarities apparent in the Company's products in the natural and organic consumer markets, the commonality of the Company's customers across brands, the Company's unified marketing strategy, and the nature of the financial information used by the CODM, described below, other than information on sales and direct product costs, by brand. In making decisions about resource allocation and performance assessment, the Company's CODM focuses on sales performance by brand using internally generated sales data as well as externally developed market consumption data acquired from independent sources, and further reviews certain data regarding standard costs and standard gross margins by brand. In making these decisions, the CODM receives and reviews certain Company consolidated quarterly and year-to-date information; however, the CODM does not receive or review any discrete financial information by geographic location, business unit, subsidiary, division or brand. The CODM reviews and approves capital spending on a Company consolidated basis rather than at any lower unit level.

The Company's sales by product category are as follows:

	2008	2007	2006
Grocery	$ 533,983	$462,310	$376,518
Snacks	99,807	96,567	96,243
Tea	93,083	91,539	100,918
Personal care	117,218	93,978	47,074
Protein	90,581	34,692	31,184
Other	121,699	121,346	86,620
	$1,056,371	$900,432	$738,557

The "other" category in the above table includes, but is not limited to, sales in such product categories as, meat alternative products and fresh prepared foods. Sales of each of these categories were less than 10% of total sales in each year.

Outside the United States, we primarily conduct business in Canada and Europe. Selected information related to our operations by geographic area is as follows:

Years ended June 30,	2008	2007	2006
Net sales:			
United States	$ 824,079	$676,505	$595,754
Canada (1)	52,106	57,850	51,408
Europe	180,186	166,077	91,395
	$1,056,371	$900,432	$738,557
Earnings before income taxes:			
United States	$51,068	$52,721	$45,890
Canada	9,652	7,608	5,701
Europe	4,725	16,763	7,555
	$65,445	$77,092	$59,146

(1) Includes $13,366 for the year ended June 30, 2007 and $13,965 for the year ended June 30, 2006 of sales made directly to customers in the United States, which for the year ended June 30, 2008 are now recorded in the United States.

As of June 30,	2008	2007
Long-lived assets:		
United States	$714,383	$619,451
Canada	60,512	60,491
Europe	91,448	62,510
	$866,343	$742,452

Management's Report on Internal Control Over Financial Reporting

Management, including our Chief Executive Officer and our Chief Financial Officer, is responsible for establishing and maintaining adequate internal control over financial reporting. The Company's internal control system was designed to provide reasonable assurance to the Company's management and board of directors regarding the preparation and fair presentation of the published financial statements in accordance with generally accepted accounting principles.

Management assessed the effectiveness of our internal control over financial reporting as of June 30, 2008. In making this assessment, management used the criteria set forth by the Committee on Sponsoring Organizations of the Treadway Commission in *Internal Control—Integrated Framework*. Based on our assessment, we believe that, as of June 30, 2008, our internal control over financial reporting is effective based on those criteria.

The Company's internal control over financial reporting as of June 30, 2008 has been audited by Ernst & Young LLP, the independent registered public accounting firm who also audited the Company's consolidated financial statements. Ernst & Young's attestation report on management's assessment of the Company's internal control over financial reporting follows.

Report of Independent Registered Public Accounting Firm

THE STOCKHOLDERS AND BOARD OF DIRECTORS OF
THE HAIN CELESTIAL GROUP, INC. AND SUBSIDIARIES

We have audited The Hain Celestial Group, Inc.'s (the "Company") and Subsidiaries internal control over financial reporting as of June 30, 2008, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of June 30, 2008, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of The Hain Celestial Group, Inc. and Subsidiaries as of June 30, 2008 and 2007, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended June 30, 2008 of the Company and our report dated August 28, 2008 expressed an unqualified opinion thereon.

/s/Ernst & Young LLP

Melville, New York
August 28, 2008

Common Stock Prices

Outstanding shares of our Common Stock, par value $.01 per share, are listed on the NASDAQ Global Select Market under the ticker symbol "HAIN". The following table sets forth the reported high and low sales prices for our Common Stock for each fiscal quarter from July 1, 2006 through June 30, 2008.

	Common Stock					
	Fiscal Year 2009		Fiscal Year 2008		Fiscal Year 2007	
	High	Low	High	Low	High	Low
First Quarter	$31.26	$22.83	$32.33	$26.09	$26.99	$19.88
Second Quarter	29.04	14.09	35.14	29.69	31.93	25.09
Third Quarter			32.34	24.20	31.31	28.20
Fourth Quarter			30.86	23.46	31.50	26.78

As of January 26, 2009, there were 460 holders of record of our Common Stock.

We have not paid any dividends on our Common Stock to date. We intend to retain all future earnings for use in the development of our business and do not anticipate declaring or paying any dividends in the foreseeable future. The payment of all dividends will be at the discretion of our Board of Directors and will depend on, among other things, future earnings, operations, capital requirements, contractual restrictions, including restrictions under our Credit Facility and our outstanding senior notes, our general financial condition and general business conditions.

Performance Graph

The following graph compares the performance of our common stock to the S&P 500 Index and to the Standard & Poor's Packaged Foods and Meats Index (in which we are included) for the period from June 30, 2003 through June 30, 2008. The comparison assumes $100 invested on June 30, 2003.


$180
$160
$140
$120
$100
$80
$60
$40
$20
$0
6/03
6/04
6/05
6/06
6/07
6/08
The Hain Celestial Group, Inc.
S&P 500
S&P Packaged Foods and Meats

Certification and Governance

The Company has included the required Chief Executive Officer and Chief Financial Officer certifications regarding the Company's public disclosure as exhibits to its Annual Report on Form 10-K for the year ended June 30, 2008 filed with the Securities and Exchange Commission. Available on the Company's corporate web site, www.hain-celestial.com, are charters for all standing committees of the board of directors (including audit, compensation and corporate governance and nominating); codes of conduct and corporate governance guidelines.

Selected Financial Data

The following information has been summarized from our financial statements. The information set forth below is not necessarily indicative of results of future operations, and should be read in conjunction with Management's Discussion and Analysis of Financial Condition and Results of Operations, and the consolidated financial statements and related notes thereto included in this Annual Report and in our Annual Report on Form 10-K to fully understand factors that may affect the comparability of the information presented below.

Year Ended June 30	2008	2007	2006	2005	2004
Operating results:					
Net sales	$1,056,371	$ 900,432	$738,557	$619,967	$544,058
Net income	$ 41,221	$ 47,482	$ 36,367	$ 24,061	$ 25,263
Basic earnings per common share	$ 1.03	$ 1.21	$ 0.97	$ 0.66	$ 0.72
Diluted earnings per common share	$ 0.99	$ 1.16	$ 0.93	$ 0.65	$ 0.70
Financial position:					
Working capital	$ 246,726	$ 198,524	$172,933	$123,541	$129,190
Total assets	$1,259,384	$1,058,456	$877,684	$707,136	$684,231
Long-term debt	$ 308,220	$ 215,446	$151,229	$ 92,271	$104,294
Stockholders' equity	$ 742,811	$ 696,956	$618,092	$531,206	$500,351

The Hain Celestial Group, Inc.
Worldwide Locations



○ Worldwide Headquarters

● Sales, Marketing and Operations Offices and Manufacturing Facilities

The Hain Celestial Group, Inc.

WORLDWIDE HEADQUARTERS

THE HAIN CELESTIAL GROUP
58 South Service Road
Melville, NY 11747-2342
+1-631-730-2200

SALES, MARKETING AND OPERATIONS OFFICES

AVALON NATURAL PRODUCTS
ALBA BOTANICA
SPECTRUM NATURALS
SPECTRUM ESSENTIALS
1105 Industrial Avenue
Petaluma, CA 94952-1141
+1-707-347-1200

CELESTIAL SEASONINGS
4600 Sleepytime Drive
Boulder, CO 80301-3292
+1-303-530-5300

GROCERY AND SNACKS
58 South Service Road
Melville, NY 11747-2342
+1-631-730-2200

HAIN CELESTIAL CANADA
180 Attwell Drive, Suite 410
Toronto, ON M9W 6A9
+1-416-849-6210

HAIN CELESTIAL EUROPE
Rue de la Montagne 30-34
1000 Brussels
Belgium
+32 (0) 2 6097651

HAIN CELESTIAL UK
Unit 23 Britannia Estate
Leagrave Road
Luton, LU3 1RJ
United Kingdom
+44 (0) 1582 401177

NEW OXFORD FOODS
4870 York Road
New Oxford, PA 17350-9401
+1-717-624-2191

PERSONAL CARE
3515 Eastham Drive
Culver City, CA 90232-2440
+1-310-838-7543

MANUFACTURING FACILITIES

NORTH AMERICA

ARROWHEAD MILLS
110 South Lawton
Hereford, TX 79045-5802

CELESTIAL SEASONINGS
4600 Sleepytime Drive
Boulder, CO 80301-3292

DEBOLES
104 North Common Street
Shreveport, LA 71101-2614

FREEBIRD
220 North Center Street
Fredericksburg, PA 17026-9723

MARANATHA
710 Jefferson Avenue
Ashland, OR 97520-3702

PERSONAL CARE
8468 Warner Drive
Culver City, CA 90232-2429

PLAINVILLE FARMS
7830 Plainville Road
Plainville, NY 13137

ROSETTO AND ETHNIC GOURMET
700 Old Fern Hill Road
West Chester, PA 19380-4274

TERRA
60 Knickerbocker Road
Moonachie, NJ 07074-1613

WESTSOY TOFU
6123 Arapahoe Road
Boulder, CO 80303-1401

YVES VEGGIE CUISINE
1638 Derwent Way
Delta, BC V3M 6R9

EUROPE

DAILY BREAD LIMITED
D12-D17
New Covent Garden Market
Nine Elms Lane
London SW8 5LL
United Kingdom

GRAINS NOIRS
Rue Joseph Schols 13-15
B 1080 Brussels
Belgium

HAIN CELESTIAL UK
Unit 23 Brittania Estate
Leagrave Road
Luton LU3 1 RJ
United Kingdom

HAIN CELESTIAL NON-DAIRY UK
54 Derby Street
Manchester M8 8HF
United Kingdom

HAIN CELESTIAL FROZEN FOODS UK
Holt Road
Fakenham
Norfolk NR21 8EH
United Kingdom

LIMA
Industrielaan 9
B 9990 Maldegem
Belgium

NATUMI
Im Auel 88
D 53783 Eitorf
Germany

Corporate Data

THE HAIN CELESTIAL GROUP, INC.

The Hain Celestial Group, headquartered in Melville, NY, is a leading natural and organic products company in North America and Europe. Hain Celestial is a leader across many natural food and personal care categories with well-known brands that include: Celestial Seasonings®, Terra®, Garden of Eatin'®, Health Valley®, WestSoy®, Earth's Best®, Arrowhead Mills®, MaraNatha®, SunSpire®, DeBoles®, Hain Pure Foods®, FreeBird™, Plainville Farms®, Hollywood®, Spectrum Naturals®, Spectrum Essentials®, Walnut Acres Organic®, Westbrae Natural®, Imagine®, Rice Dream®, Soy Dream®, Rosetto®, Ethnic Gourmet®, Casbah®, Nile Spice®, Yves Veggie Cuisine®, Granose®, Realeat®, Linda McCartney®, Daily Bread™, Grans Noirs®, Lima®, Natumi®, JASON®, Zia® Natural Skin Care, Avalon Organics®, Alba Botanica®, Queen Helene®, Tushies® and TenderCare®. The Company's principal specialty product lines include Estee® sugar-free products and Alba® non-fat dry milk and flavored shakes. Hain Celestial has been providing A Healthy Way of Life™ since 1993.

ANNUAL MEETING

The 2008 Annual Meeting of Shareholders will be held at 12:00 PM on Wednesday, March 11, 2009, at the Company's New Oxford Foods facility, 4870 York Road, New Oxford, PA 17350-9401.

INVESTOR RELATIONS

Securities analysts and investors seeking more information about the Company should direct their inquiries to Mary Celeste Anthes, Vice President—Corporate Relations. Investors may obtain, at no charge, a copy of Hain Celestial's 2008 annual report to the Securities and Exchange Commission on Form 10-K at www.hain-celestial.com or by contacting Investor Relations.
Telephone: 631-730-2460
Email: investorrelations@hain-celestial.com

MEDIA RELATIONS

Members of the media seeking more information about the Company should direct their inquiries to the Media Relations Department.
Telephone: 631-730-2200
Email: mediarelations@hain-celestial.com

CONSUMER RELATIONS

Consumers seeking more information about our products should direct their inquiries to the Consumer Relations Department.
Telephone: 800-434-HAIN (4246)
Email: consumerrelations@hain-celestial.com

HUMAN RESOURCES

The Hain Celestial Group provides employment for approximately 3,000 full and part-time employees. For more information about career opportunities please visit www.hain-celestial.com/careers.

EQUAL EMPLOYMENT OPPORTUNITY

The Hain Celestial Group hires, trains, promotes, and compensates employees and makes all other employment decisions, without regard to race, color, sex, sexual orientation, age, religion, national origin, disability or other protected conditions or characteristics. We have affirmative action programs in place at all domestic locations to ensure equal opportunity for every employee. For more information about Equal Employment Opportunity, please visit www.hain-celestial.com/careers.

TRANSFER AGENT & REGISTRAR

Continental Stock Transfer & Trust Co.
17 Battery Place, New York, NY 10004
212-509-4000

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Ernst & Young LLP
395 North Service Road, Melville, NY 11747

COUNSEL

DLA Piper LLP (US)
1251 Avenue of the Americas, New York, NY 10020-1104

COMMON STOCK

NASDAQ® Global Select Market
Ticker symbol: HAIN

WEBSITES

An overview of the Company, as well as information about our brands and products, is available at our corporate websites:
United States: www.hain-celestial.com
Canada: www.hain-celestial.ca
United Kingdom: www.hain-celestial.co.uk
European Union: www.hain-celestial.eu

To learn more about our brands and products, or to find a store near you that carries our products, visit our website at www.hain-celestial.com or call Consumer Relations at 800-434-HAIN (4246).

Directors and Senior Management

BOARD OF DIRECTORS

▶ Member of the Audit Committee
● Member of the Corporate Governance and Nominating Committee
■ Member of the Compensation Committee

IRWIN D. SIMON
President, Chief Executive Officer
and Chairman of the Board

▶● BARRY J. ALPERIN
Consultant
Retired Vice Chairman
Hasbro, Inc.

■ RICHARD C. BERKE
Vice President, Human Resources
Broadridge Financial Solutions, Inc.

● BETH L. BRONNER
Managing Director
Mistral Equity Partners

▶■ JACK FUTTERMAN
Retired Chairman and
Chief Executive Officer
Pathmark Stores, Inc.

● DANIEL R. GLICKMAN
Chairman and Chief Executive Officer
Motion Picture Association of America, Inc.
Former U.S. Secretary of Agriculture

● MARINA HAHN
Chief Marketing Officer
Spirits Marque One LLC

▶ ANDREW R. HEYER
Chief Executive Officer and
Managing Partner
Mistral Equity Partners

ROGER MELTZER
Partner
DLA Piper LLP (US)

■ LEWIS D. SCHILIRO
Cabinet Secretary
Delaware Department of
Safety and Homeland Security

▶ LAWRENCE S. ZILAVY
Senior Vice President
Barnes & Noble College Booksellers, Inc.

SENIOR MANAGEMENT

IRWIN D. SIMON
President, Chief Executive Officer
and Chairman of the Board

IRA J. LAMEL
Executive Vice President,
Chief Financial Officer
Treasurer and Secretary

JOHN CARROLL
Executive Vice President and
Chief Executive Officer—
Hain Celestial United States

BEENA G. GOLDENBERG
President—
Hain Celestial Canada

PETER MCPHILLIPS
Executive Chairman—
Hain Celestial Europe

DAVID WIGGINS
President—
Hain Pure Protein Corporation

PHILIPPE WOITRIN
Chief Executive Officer—
Hain Celestial Europe

GERALD F. AMANTEA, PH.D.
Vice President—
Technical Services

MARY CELESTE ANTHES
Vice President—
Corporate Relations

BENJAMIN BRECHER
Senior Vice President—
Special Projects

PETER BURNS
General Manager—
Celestial Seasonings

ELLEN B. DEUTSCH
Senior Vice President and
Chief Growth Officer

ADAM S. LEVIT
Chief Sales Officer—
Grocery and Snacks and
Personal Care

JAY LIEBERMAN
Vice President—
Financial Planning and
Analysis

JAMES R. MEIERS
Chief Supply Chain Officer—
Grocery and Personal Care

MICHAEL E. CALDERON
Vice President—
Information Technology

MAUREEN M. PUTMAN
Chief Marketing Officer—
Grocery and Snacks

MICHAEL J. SPEILLER
Vice President—Finance
and Chief Accounting Officer

Yves ...If You Please!
MaraNatha
Imagine Natural Creations
alba
SOY DREAM
Health Valley
DAILY BREAD
AVALON ORGANICS
Nile spice
HAIN Pure Foods
RICE DREAM
DeBoles
Spectrum Naturals THE TASTE OF GOODNESS
lima
WESTSOY
Rosetto
FreeBird
EARTH'S BEST ORGANIC
Arrowhead Mills
JASON PURE NATURAL & ORGANIC
WALNUT ACRES ORGANIC
Casbah
Tushies
Natumi
TERRA chips
Linda McCartney Good food, good taste
zia
CELESTIAL SEASONINGS
Queen Helene
GRAINS NOIRS
HOLLYWOOD
SUNSPIRE
Realeat
GRANOSE
Ethnic Gourmet
GARDEN of EATIN'

THE HAIN CELESTIAL GROUP

The Hain Celestial Group, Inc.
58 South Service Road
Melville, NY 11747
+1-631-730-2200
www.hain-celestial.com

Mixed Sources
Product group from well-managed forests and recycled wood or fiber
www.fsc.org Cert no. SCS-COC-00648
© 1996 Forest Stewardship Council
FSC

Printed on 30% post-consumer fiber paper.
All paper manufactured alcohol-free.

Designed by Addison Options www.addisonoptions.com Illustration by Steve Jakobs Executive Photography by Taran Morgan


END